# PROXY STATEMENT AND 2004 ANNUAL REPORT TO SHAREHOLDERS



April 2005

## Dear Valued Shareholders,

We are pleased to report that 2004 was a very successful year for Carrington. The Company registered record revenues for the year, with sales for each quarter exceeding those of the same quarter in the previous year, extending this streak to eleven consecutive quarters. We also achieved substantial operational efficiencies which improved our bottom line and reduced inventories. In addition, we invested over $3.8 million funding DelSite research and development expenses and $1.9 million in DelSite equipment and facilities, and were still able to end the year with a modest profit and improved cash position.

During the year we received two significant research grants from the federal government, which will further DelSite's efforts in devel[illegible] wo locations. These were both significant n

Carrington Laboratories Inc

P.E. 12-31-04

<u>2004 Results</u>

As noted above, in 200[illegible] of 5.9% over 2003 sales of $29.1 mi[illegible] bined. The Company's Consumer S[illegible] $18.3 million in 2003 to $19.7 million in 2004. Growth in sales of the Company's proprietary raw materials for nutritional and other markets drove much of the increase. Revenues from the Company's Medical Services Division were $10.4 million, a decrease of 3.6% from the 2003 level of $10.8 million. Increases in sales of Company wound care products into international markets, as well as private-labeled wound and skin care products manufactured for domestic customers, were offset by a decrease in domestic sales of the Company's branded wound care products. Efforts are underway to re-establish a growth trend in the domestic market for these products and one such effort resulted in a three-year extension of our Medline distribution agreement.

In 2004 we made significant strides in reducing our cost of doing business. Internal cost reduction programs yielded $1.4 million in annual savings. This, combined with more efficient management and increased volumes in our domestic manufacturing operations, plus a more profitable product mix, enabled us to improve product-related gross margins by 14.6%. Efforts to use capital more efficiently resulted in reduced inventories, thereby generating $1.1 million additional cash flow for use in operations and funding DelSite.

Also in 2004, negotiations were completed with Miradent Products of Costa Rica, S.A. Costa Rica to manufacture several of Miradent's denture products. An agreement was s[illegible] This will not only generate future revenue but also increase third party absorption of fa[illegible]

DelSite Biotechnologies, Inc.

In 2004 DelSite achieved a significant milestone, generating revenue from two federally funded grants. In March, DelSite was awarded up to $888,000 over two years through a Small Business Innovative Research biodefense grant from the National Institute of Allergy and Infectious Diseases (NIAID) to fund additional development of its novel nasal vaccine delivery platform, GelVac™. In October, DelSite was awarded a $6.0 million grant over three years from NIAID to use its GelVac™ vaccine delivery system in developing a nasal powder vaccine against the H5N1 strain of influenza commonly known as bird flu. Both of these grants will fund significant developmental work on DelSite's technology and accelerate its drive toward having this vaccine technology ready for licensing to potential partners.

During 2004 DelSite established a production-scale manufacturing facility at the Company's Costa Rica site and continued the development of its GelSite® polymer technology for use in sustained-release injectable forms of delivery for protein and peptide therapies. As this book went to press, DelSite was also engaged in a Phase I human safety and bio-dispersion study of its GelVac™ preservative-, needle- and cold-storage-free nasal powder vaccine delivery system. An update of the progress of this study is anticipated during the annual shareholders meeting.

Corporate Governance

As a company, we believe that good corporate governance is essential for long-term business success. Our board of directors and management team have worked diligently with our legal counsel and auditors to make sure that our business practices comply with regulations and requirements established by the SEC, NASDAQ and the Sarbanes-Oxley Act. This is being done at a substantial additional cost to the Company. Our Code of Business Conduct and Ethics, which applies to every employee of the Company, and board committee charters are published on the Company's website.

The Future

We believe the results achieved in 2004 confirm the value of the Company's strategy to build shareholder value by advancing the development of our novel drug-delivery platforms through our DelSite subsidiary, growing our product sales in the medical, nutritional, health and beauty markets sufficiently to fund DelSite's efforts and finishing the year with a positive bottom line. In 2005 we intend to continue this strategy. Our goal is to return to double-digit growth in revenues through focused sales and marketing efforts designed to identify and secure new customer relationships, while continuing to provide the superior level of customer service and product quality that our current customers, both domestic and international, have come to expect. We have a dedicated workforce in the U.S. and Costa Rica who are working toward that end.

DelSite will continue to advance the development of its GelSite® and GelVac™ platform technologies with the intent of licensing them to potential partners for ultimate commercialization of drug products utilizing these novel delivery systems.

We look forward to sharing our progress with you, our fellow shareholders. We thank you for your interest in and support of our Company, our products and our technologies.

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer

George DeMott
Chairman of the Board

# NOTICE OF ANNUAL MEETING

# AND

# PROXY STATEMENT

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## To Be Held On May 19, 2005

NOTICE is hereby given that the annual meeting of shareholders of CARRINGTON LABORATORIES, INC. (the "Company") will be held on May 19, 2005, at 8:30 a.m., local time, at the Las Colinas Country Club, 4900 North O'Connor Boulevard, Irving, Texas 75062, for the following purposes:

(1) To elect three persons to serve as directors of the Company for terms expiring at the annual meeting of shareholders in 2008;

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 21, 2005 are entitled to notice of and to vote at the meeting or any adjournment thereof. A record of the Company's activities during 2004 and financial statements for the fiscal year ended December 31, 2004 are contained in the accompanying 2004 Annual Report.

*You are urged, whether or not you plan to attend the meeting in person, to mark, sign and date the enclosed proxy and return it promptly in the accompanying envelope.* If you do attend the meeting in person, you may withdraw your proxy and vote in person. The prompt return of proxies will assure the representation of sufficient shares to take the actions described above and save your Company the expense of further solicitation.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 14, 2005

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300



# PROXY STATEMENT

## For Annual Meeting of Shareholders To Be Held On May 19, 2005

This Proxy Statement is furnished to the shareholders of Carrington Laboratories, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the annual meeting of shareholders to be held on May 19, 2005. Proxies in the form enclosed will be voted at the meeting if properly executed, returned to the Company prior to the meeting and not revoked. A proxy may be revoked at any time before it is voted by giving written notice or a duly executed proxy bearing a later date to the President of the Company, or by voting in person at the meeting.

The approximate date on which this Proxy Statement and the accompanying proxy are first being sent to shareholders is April 25, 2005.

## OUTSTANDING CAPITAL STOCK

The record date for the determination of shareholders entitled to notice of and to vote at the annual meeting is March 21, 2005 (the "Record Date"). At the close of business on the Record Date, the Company had 10,727,977 shares of Common Stock, $.01 par value ("Common Stock"), issued and outstanding and entitled to vote at the meeting.

## ACTION TO BE TAKEN AT THE MEETING

Shares of Common Stock represented by a validly executed proxy in the accompanying form, unless the shareholder otherwise specifies in the proxy, will be voted for the election of the persons named as nominees under the caption "Election of Directors" as directors of the Company.

Where shareholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. If any other matter or business is brought before the meeting or any adjournment thereof, the proxy holders may vote the proxies at their discretion. The directors do not know of any such other matter or business to be presented for consideration at the meeting.

## QUORUM AND VOTING

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date is necessary to constitute a quorum at the annual meeting. In deciding all questions, a holder of Common Stock is entitled to one vote, in person or by proxy, for each share held in such holder's name on the Record Date.

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## PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of February 28, 2005, unless otherwise indicated, with respect to the shareholders known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company, based on the information available to the Company on such date. Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to all shares indicated as being beneficially owned by such shareholder.

| Beneficial Owner | Shares of Common Stock Beneficially Owned | Percent of Class |
|---|---|---|
| Thomas J. Marquez<br>c/o Carrington Laboratories, Inc.<br>2001 Walnut Hill Lane<br>Irving, Texas 75038 | 948,408 (1) | 8.8% |

(1) Includes 39,300 shares held in a trust controlled by Mr. Marquez and 8,468 shares owned by his wife and 152,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

## REQUIRED AFFIRMATIVE VOTE AND VOTING PROCEDURES

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The three nominees who receive a plurality of the votes cast by shareholders present or represented by proxy at the annual meeting, and entitled to vote on the election of directors, will be elected as directors of the Company. Thus, any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have no effect on the election of directors.

The Company's Bylaws provide that the vote required to approve matters other than the election of directors is the affirmative vote of the holders of a majority of the shares entitled to vote on the matter and present or represented by proxy at the meeting. The shares represented by a broker non-vote (or other limited proxy) will not be entitled to vote on such proposals at the meeting and therefore will not be considered a part of the voting power present with respect to such proposals. Thus, the effect of such non-votes with respect to any of such proposals will be to reduce the number of affirmative votes required to approve the proposal and the number of negative votes required to block such approval. Abstentions with respect to any of such proposals will effectively count as a vote against such proposal.

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# ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company's operations will be governed by the Board of Directors, which is elected by the shareholders. The Company's Board of Directors is divided into three classes with staggered three-year terms. All directors of one class hold their positions until the annual meeting of shareholders at which the terms of the directors in such class expire and their respective successors are elected and qualified, or until their earlier death, resignation, disqualification or removal from office. The Company's Bylaws provide that the number of directors shall not be less than five nor greater than nine, and the exact number of directors that shall constitute the Board of Directors shall be fixed from time to time by resolution of the Board. The Board of Directors has determined that the number of directors will be seven.

At the meeting, three directors will be elected. All duly submitted and unrevoked proxies will be voted for the nominees selected by the Board of Directors, except where authorization to so vote is withheld. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the Board.

The Board of Directors has nominated Ronald R. Blanck, D.O., R. Dale Bowerman and Edwin Meese, III for election as directors at the annual meeting, to serve three-year terms expiring at the annual meeting of shareholders in 2008. Dr. Blanck, Mr. Bowerman and Mr. Meese are currently directors of the Company, with terms expiring at the 2005 annual meeting, and each has consented to serve as a director if elected.

The other four directors of the Company have been elected to terms that do not expire at the 2005 annual meeting. George DeMott and Carlton E. Turner, Ph.D., D.Sc. are currently serving terms expiring in 2006 and Thomas J. Marquez and Selvi Vescovi are currently serving terms expiring in 2007.

Information as of February 28, 2005 about all seven directors of the Company, including the current nominees, is set forth in the following paragraphs.

R. DALE BOWERMAN, 65, has served as a director of the Company since January 1990. Mr. Bowerman was President and Chief Executive Officer of Southwest Health Alliances, LLC from May 1994 until his retirement in October 1997. From 1973 to April 1994, he was Chief Financial Officer of High Plains Baptist Health Systems, a nonprofit hospital system.

GEORGE DEMOTT, 72, has served as a director of the Company since May 1990 and Chairman of the Board since April 1995. He has been an independent business consultant since 1987. From 1963 to 1987, Mr. DeMott held various positions with Wyeth, formerly American Home Products Corporation, a worldwide marketer of pharmaceuticals, over-the-counter drugs and household products, serving as Group Vice President from 1978 to 1987. From 1964 to 1978, Mr. DeMott was with the Whitehall Laboratories Division of that corporation, and he served as President of that division from 1974 until 1978.

THOMAS J. MARQUEZ, 66, has served as a director of the Company since August 1987. In addition, from August 1987 until May 1990, Mr. Marquez was Chairman of the Board and Chief Executive Officer of the Company. From 1965 to 1979, Mr. Marquez was an officer of Electronic Data Systems, Inc., a computer services company, and he served as a director of that corporation from 1965 to 1984. Since his resignation as an officer of Electronic Data Systems, he has been engaged primarily in personal investment activities and a number of public service projects. Mr. Marquez is also a director of Aquinas Funds, Inc.

CARLTON E. TURNER, Ph.D., D.Sc., 64, has served as a director of the Company since May 1989 and as President and Chief Executive Officer of the Company since April 1995. In addition, from January 1994 to November 1994, Dr. Turner was Executive Vice President of the Company, and from November 1994 to April 1995, he was Chief Operating Officer of the Company. He was President and Chief Executive Officer of Princeton Diagnostic Laboratories of America, Inc., a biomedical and pharmaceutical testing laboratory, from

1987 through May 1993. He also served as a director of that corporation from 1987 to January 1994. From 1981 through 1987, he was Director of the Drug Abuse Policy Office of the White House, President Reagan's principal advisor on drug abuse policy. From 1970 to 1981, Dr. Turner was a research professor and director of the Research Institute of Pharmaceutical Sciences at the University of Mississippi School of Pharmacy. Dr. Turner serves as a director of Tutogen Medical, Inc., a publicly traded company.

SELVI VESCOVI, 74, has served as a director of the Company since May 1989. He served as Chairman of the Board from May 1990 to April 1995 and as interim President and Chief Executive Officer of the Company from March 1995 to April 1995. Mr. Vescovi was employed by The Upjohn Company ("Upjohn"), a manufacturer of human pharmaceuticals and pharmaceutical chemicals, in various capacities from 1954 until his retirement in 1988 from his positions as Corporate Vice President of Upjohn, a position he had held since 1977, and President and General Manager of Upjohn International, Inc., the subsidiary of Upjohn responsible for international operations. He had held the latter position since 1985. Following his retirement, Mr. Vescovi served as Adjunct Professor, International Management, at Western Michigan University from 1988 to 1993 and as a member of the Advisory Board of the College of Business Administration of the University of South Carolina from 1988 to 1994.

RONALD R. BLANCK, D.O., 63, has served as director of the Company since June 2003. Dr. Blanck, a retired U.S. Army Lt. General, has been the president of the University of North Texas Health Science Center at Fort Worth since August 2000, where he oversees a growing academic health center that includes the Texas College of Osteopathic Medicine, Graduate School of Biomedical Sciences and School of Public Health. Dr. Blanck is a graduate of the Philadelphia College of Osteopathic Medicine and is board certified in internal medicine. He began his military career in 1968 as a medical officer and battalion surgeon in Vietnam. He retired 32 years later as the Surgeon General of the U.S. Army and commander of the U.S. Army Medical Command with more than 46,000 military personnel and 26,000 civilian employees throughout the world.

EDWIN MEESE, III, 73, has served as director of the Company since June 2003. Mr. Meese holds the Ronald Reagan Chair in Public Policy at The Heritage Foundation, a Washington-based public policy research and education institution where he also serves as Chairman of the Center for Legal and Judicial Studies. Additionally, he is a Distinguished Visiting Fellow at the Hoover Institution, Stanford University, California, and a Distinguished Senior Fellow at The University of London's Institute of United States Studies. In addition, Mr. Meese lectures, writes and consults throughout the United States on a variety of subjects. Mr. Meese served as the 75$^{th}$ Attorney General of the United States from February 1985 to August 1988. From January 1981 to February 1985 he held the position of Counselor to the President. As Attorney General and as Counselor, Mr. Meese was a member of the President's Cabinet and the National Security Council. He served as Chairman of the Domestic Policy Council and of the National Drug Policy Board. During the 1980 Presidential campaign, Mr. Meese served as Chief of Staff and Senior Issues Advisor for the Reagan-Bush Committee. Formerly, Mr. Meese served as Governor Reagan's Executive Assistant and Chief of Staff in California from 1969 through 1974 and as Legal Affairs Secretary from 1967 through 1968. Before joining Governor Reagan's staff in 1967, Mr. Meese served as Deputy District Attorney in Alameda County, California. From 1977 to 1981, Mr. Meese was a professor of Law at the University of San Diego, where he also was Director of the Center for Criminal Justice Policy and Management. In addition to his background as a lawyer, educator and public official, Mr. Meese has been a business executive in the aerospace and transportation industry, serving as Vice President for Administration of Rohr Industries, Inc. in Chula Vista, California. He left Rohr to return to the practice of law, engaging in corporate and general legal work in San Diego County. Mr. Meese is a graduate of Yale University, Class of 1953, and holds a law degree from the University of California at Berkeley. He is a retired Colonel in the United States Army Reserve. He is active in numerous civic and educational organizations and is the Chairman of the governing board of George Mason University in Northern Virginia.

**The Board of Directors recommends that shareholders vote FOR the election of Ronald R. Blanck, D.O., R. Dale Bowerman, and Edwin Meese, III as directors of the Company.**

## CORPORATE GOVERNANCE AND BOARD COMMITTEES

### Board Independence

The Board of Directors has determined that, other than Dr. Turner, all of its current directors, including those standing for election at the 2005 annual meeting of shareholders, are "independent" as defined by Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, Inc. (the "NASD"), as currently in effect.

### Board Structure and Committee Composition

The business and affairs of the Company are managed by the Board of Directors, which exercises all corporate powers and establishes corporate policies. Currently, the Board has seven directors and standing Executive, Audit, Compensation and Stock Option, and Board Governance and Nominating Committees. The membership and function of each committee is described below.

During 2004, the Board of Directors held a total of seven meetings. Each director attended at least 75% of the aggregate of such meetings held during the period in which such director served and the meetings held by all committees on which such director served. The Board of Directors has adopted a policy concerning director attendance at annual meetings of the Company's shareholders. The Board expects all directors to attend annual meetings of the Company's shareholders. All of the directors attended the last annual meeting of shareholders.

*Executive Committee*

The Board has established an Executive Committee which, with certain exceptions, may exercise all the authority and powers of the Board of Directors in the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Selvi Vescovi (Chairman), George DeMott and Carlton E. Turner, Ph.D., D.Sc. During fiscal 2004, the Executive Committee held six meetings. All committee members attended all meetings held by the Executive Committee during 2004.

*Audit Committee*

The Board has established an Audit Committee for the purposes of reviewing the financial reports and other financial information provided by the Company to any governmental body or the public; reviewing the results and scope of, and the fees for, the annual audit; reviewing the financial statements and any significant transactions or events and any changes in accounting principles and practices with the independent auditors; and reviewing the internal controls and audit procedures of the Company. The current members of the Audit Committee are R. Dale Bowerman (Chairman), Thomas J. Marquez and Selvi Vescovi.

The Audit Committee works closely with management as well as the Company's independent auditors. A complete description of the Audit Committee's responsibilities is set forth in the Charter of the Audit Committee of the Board of Directors, which is attached hereto as Appendix A.

The Board has determined that R. Dale Bowerman qualifies as an "audit committee financial expert" as defined in recently promulgated rules of the Securities and Exchange Commission. As noted above, the Board of Directors has determined that Mr. Bowerman is an independent director.

During fiscal 2004, the Audit Committee held six meetings. All committee members attended all meetings held by the Audit Committee during 2004.

*Compensation and Stock Option Committee*

The Board has established a Compensation and Stock Option Committee which serves as a compensation committee, makes recommendations to the Board with respect to compensation of executive officers of the Company, and is responsible for making grants of stock options under the Company's 2004 Stock Option Plan. The current members of the Compensation and Stock Option Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. During fiscal 2004, the Compensation and Stock Option Committee held three meetings, which were attended by all committee members.

*Board Governance and Nominating Committee*

The Board has established a Board Governance and Nominating Committee for the purposes of assisting the Board by identifying individuals qualified to become Board members, advising the Board concerning Board membership, leading the Board in an annual review, and recommending director nominees to the Board. The current members of the Board Governance and Nominating Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. A current copy of the Board Governance and Nominating Committee charter may be found on the Company's website at www.carringtonlabs.com. Click on "Investor Info" to find the "Corporate Governance" section of the website where the Board Governance and Nominating Committee charter is posted.

The Board Governance and Nominating Committee has no formal written policy with respect to the consideration of candidates for director, including candidates recommended by shareholders. The Committee believes such a policy is not necessary because the Committee has not limited the sources from which it will receive recommendations for director candidates. To that end, the Committee will consider candidates recommended by shareholders of the Company who are entitled to vote for the election of directors at a shareholder meeting. Such shareholders may do so by sending a written request marked "Confidential" to the Chairman of the Board Governance and Nominating Committee, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Any such request should include information sufficient for the Committee to perform an initial evaluation of a recommended candidate's ability to serve as a director of the Company. The Committee will hold such recommendations until the Committee determines a new director is required. Shareholders who desire their recommendation to be considered in conjunction with the election of new directors, if any, at next year's annual meeting of shareholders should submit their recommendations so they are received not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

Each shareholder recommendation must set forth: (a) the name and address of the shareholder who intends to make the nomination of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors;, and (e) the written consent of each nominee to serve as a director of the Corporation if so elected. The chairman of the Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The Board Governance and Nominating Committee annually evaluates the need for new members of the Board of Directors. When the Committee determines that new directors may be required, the Committee reviews recommendations previously received by the Committee from all sources, including recommendations from members of the Board of Directors as well as third parties not affiliated with the Company. If the Committee determines that it has no qualified candidates, the Committee will engage third party search firms to identify potential candidates, which firms would be paid market fees for the services they perform. Candidates passing the Committee's initial review are evaluated further through personal interviews and solicitation of third party recommendations. Candidates remaining at this point are then evaluated as to their ability to participate fully in the Board of Directors' schedule of meetings and to confirm their willingness to serve as a director of the Company. Thereafter, the Committee submits its recommendation to the Board of Directors with respect to those candidates the Committee believes should be included in the slate of directors to be recommended for nomination by the Board of Directors at the next annual meeting of shareholders. The Committee would apply this process whether or not the individual being evaluated was initially recommended by a shareholder.

The Board Governance and Nominating Committee seeks to have a diverse Board of Directors comprised of individuals having a broad range of strengths and talents and the majority of whose members are independent of the Company and its management. The Committee believes that individuals recommended by the Committee for nomination to the Board of Directors should, at a minimum, possess sound business experience and judgment and high ethical standards. The Committee also believes that one or more of the Company's directors should possess substantial expertise in the areas of finance, governance and technical knowledge applicable to the industry.

During fiscal year 2004, the Board Governance and Nominating Committee held two (2) meetings. All committee members attended all meetings held by the Board Governance and Nominating Committee during 2004.

### Shareholder Communications with the Board

Shareholders interested in communicating with the Board of Directors may do so by writing to Chairman of the Board Governance and Nominating Committee, or Chairman of the Audit Committee, c/o Robert W. Schnitzius, Secretary, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Such communications, which should be marked as "Confidential," will be forwarded on an unopened basis to the addressee upon receipt.

### Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to the Company's directors, executive officers and employees. A copy of the Company's code of business conduct and ethics may be found on the Company's website at www.carringtonlabs.com. Click on "Investor Info" to find the "Corporate Governance" section of the website where the code of business conduct and ethics is posted.

## AUDIT DISCLOSURE

### Change in Independent Auditor

As previously reported in the Company's Proxy Statement for the Annual meeting of Shareholders, on August 18, 2003, the Audit Committee of the Board of Directors of the Company dismissed the Company's independent auditor Ernst & Young LLP ("E&Y") and appointed Grant Thornton LLP as its new independent auditor. For the Company's fiscal year ended December 31, 2002, and during the subsequent interim period preceding the dismissal of E&Y, there was no disagreement between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the subject matter of the disagreement in connection with its reports. E&Y's letter to the Securities & Exchange Commission stating its agreement with the statements in this paragraph is filed as Exhibit 16.1 to the Company's Current Report on Form 8-K, dated August 28, 2003.

During the Company's fiscal year ended December 31, 2002, and during the subsequent interim period preceding the dismissal of E&Y, the Company did not consult with Grant Thornton LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

The Company expects one or more representatives of Grant Thornton LLP to attend the annual meeting, where they will be available to respond to appropriate questions. They will also have an opportunity to make a statement if they so desire.

## Audit Committee Report

*The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall this information be incorporated by reference by any general statement incorporating by reference this proxy into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference in such filing.*

The Audit Committee of the Board of Directors is responsible for overseeing the Company's financial reporting process and helping to ensure the reliability of the Company's financial statements. The Board of Directors has adopted a written Charter for the Audit Committee to follow in carrying out this responsibility.

### *Independence of Audit Committee Members*

Each of the three members of the Audit Committee is independent, as that term is defined in Rule 4200(a)(14) of the NASD's listing standards and under applicable law.

### *Review and Discussions*

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2004 and all matters of importance. It has also discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 (*Communication with Audit Committees*). In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors at Grant Thornton LLP, as required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and has discussed with the independent auditors their independence, including all matters described in the written disclosures.

The Audit Committee has considered whether Grant Thornton LLP's performance of non-audit services for the Company is compatible with maintaining that firm's independence with respect to the Company and has concluded that the performance of audit and non-audit services by that firm, within the parameters set by the Audit Committee, does not adversely affect its independence.

### *Recommendation to Include Audited Financial Statements in Annual Report*

Based on the reviews and discussions referred to above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission.

Dated: March 16, 2005

AUDIT COMMITTEE
R. Dale Bowerman, Chairman
Thomas J. Marquez
Selvi Vescovi

### Fees

In accordance with its charter, the Audit Committee, at least annually, obtains and reviews a schedule from the approved auditors summarizing the nature of all services provided and the related fees paid for such services. Of the fees described below, 100% were approved by the Audit Committee as a part of this review.

*Ernst & Young LLP Fees*

| | 2004 | 2003 |
|---|---|---|
| Audit Fees | $ – | $43,000 |
| Audit Related Fees | – | – |
| Acquisition assistance | – | 8,895 |
| Accounting consultation | – | 6,000 |
| S-8 Consent | 6,500 | – |
| 10-K Consent | 7,500 | 7,500 |
| | $ 14,000 | $65,395 |
| Tax Fees | – | – |
| All Other Fees | – | – |

*Grant Thornton LLP Fees*

| | 2004 | 2003 |
|---|---|---|
| Audit Fees | | |
| 10-K | $ 90,366 | $85,000 |
| A-133 Audit | 12,240 | – |
| 10-Q's | 26,214 | 8,500 |
| Audit Related Fees | | |
| Consulting with respect to compliance with the Sarbanes-Oxley Act | 7,500 | – |
| S-8 Consent | 2,000 | – |
| | $138,320 | $93,500 |
| Tax Fees | – | – |
| All Other Fees | – | – |

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## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of February 28, 2005, the beneficial ownership of Common Stock of the Company by (i) each director and nominee for director of the Company, (ii) each named executive officer listed in the Summary Compensation Table included elsewhere in this Proxy Statement, (iii) all directors and executive officers as a group and (iv) each person who was known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Except as otherwise indicated, each person named in the table below has sole voting and investment power with respect to all shares indicated as being beneficially owned by him.

| | Common Stock Beneficially Owned | |
|---|---|---|
| Name | Number of Shares | Percent of Class |
| *Directors* | | |
| Ronald R. Blanck, D.O. | 85,000 (1) | * |
| R. Dale Bowerman | 163,500 (2) | 1.5% |
| George DeMott | 100,000 (3) | * |
| Thomas J. Marquez | 948,408 (4) | 8.8% |
| Edwin Meese, III | 85,000 (5) | * |
| Carlton E. Turner, Ph.D., D.Sc. | 420,765 (6) | 3.9% |
| Selvi Vescovi | 161,000 (7) | 1.5% |
| *Named Executive Officers (excluding any director named above) and Group* | | |
| Robert W. Schnitzius | 146,082 (8) | 1.4% |
| Kenneth M. Yates, D.V.M. | 99,335 (9) | * |
| All current directors and executive officers as a group (10 persons) | 2,209,090 (10) | 20.6% |

* Less than one percent.

(1) Includes 85,000 shares that Dr. Blanck has the right to acquire pursuant to options and warrants exercisable within 60 days after February 28, 2005.

(2) Includes 125,000 shares that Mr. Bowerman has the right to acquire pursuant to options and warrants exercisable within 60 days after February 28, 2005.

(3) Includes 5,000 shares held by his wife and 85,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(4) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife, and 152,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(5) Includes 85,000 shares that Mr. Meese has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(6) Includes 242,000 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(7) Includes 125,000 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(8) Includes 110,000 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(9) Includes 86,930 shares that Dr. Yates has the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

(10) Includes 1,096,530 shares that current directors and executive officers have the right to acquire pursuant to options exercisable within 60 days after February 28, 2005.

## EXECUTIVE OFFICERS

The executive officers of the Company are Carlton E. Turner, Ph.D., D.Sc., Kenneth M. Yates, D.V.M., Robert W. Schnitzius and Jose Zúñiga. Biographical information for Dr. Turner is set forth under "Election of Directors" above.

KENNETH M. (BILL) YATES, D.V.M., 54, was elected President of DelSite Biotechnologies, Inc., the Company's wholly-owned subsidiary engaged in research and development of drug delivery products, in April 2002. Dr. Yates initially served as a consultant to the Company beginning in 1989 and became a full-time employee in 1990. He served in various capacities for the Company in Research and Development, including Product Development Coordinator for Wound Care from 1990 to January 1999, and Vice President, Research and Development of the Company from January 1999 to April 2002. Since 1992, Dr. Yates has also served as an Adjunct Assistant Professor, Department of Comparative Medicine, University of Texas Southwestern Medical School.

ROBERT W. SCHNITZIUS, 47, has been Chief Financial Officer and Treasurer of the Company since November 1997, Secretary of the Company since May 1998 and a Vice President of the Company since April 2002. From 1996 to 1997, Mr. Schnitzius was the Corporate Controller for Medeva Americas, Inc., a U.S. pharmaceutical company subsidiary of Medeva PLC. From 1991 to 1996, Mr. Schnitzius served with Medeva Pharmaceuticals, Inc., also a pharmaceutical company subsidiary of Medeva PLC, first as Controller (1991 to 1993) and then as Director of Finance (1994 to 1996). From 1983 to 1991, Mr. Schnitzius served as Controller for Shoreline Products, Inc., a boat trailer manufacturer, and from 1978 to 1983, he served as Treasurer of Texas Testing Laboratories, Inc., an engineering testing laboratory.

JOSE ZÚÑIGA, 36, was elected Vice President, Operations in January 2004. He previously served as Manager for South American Business for the Company since May 2001. In addition, from December 2000 to May 2001, Mr. Zúñiga was Director of Operations of Sabila Industrial, S.A., a Costa Rica subsidiary of the Company, and from September 1994 to June 1999, he was the Plant Engineer of that company. He was the Plant Superintendent of Terrapez, the largest tilapia processing facility of Central America, from June 1999 to December 2000. From March 1992 to August 1994 he served as QC Engineer of Trimpot Electrónicas, an electronics manufacturer. He has a Master of Business Administration degree from Universidad Latina de Costa Rica, and a Bachelor of Science degree in industrial engineering from Universidad Internacional de las Américas in Costa Rica.

All executive officers of the Company are elected annually by the Board of Directors to serve until their respective successors are chosen and qualified or until their earlier death, resignation or removal from office. There are no family relationships between any executive officers or person chosen to become executive officers.

## DIRECTOR AND EXECUTIVE COMPENSATION AND COMPENSATION REPORT

### Compensation of Directors

The Company pays each outside director a quarterly retainer of $2,500 and $2,500 for the Chairman of the Board and $2,000 for all other members for each day or portion thereof spent attending Board meetings.

Outside directors who are members of the Executive Committee and Governance Committee each receive $2,000 for each day or portion thereof spent attending these meetings. The Company pays the Chairman of the Audit Committee $2,500 and each outside director who is a member of the Committee $2,000 for each day or portion thereof spent attending these meetings. Outside directors who are members of the Compensation Committee each receive $1,500 a day or portion thereof spent attending these meetings. If any Committee meeting is held on the same day as a Board meeting, Committee members are paid $500 in lieu of their normal Committee meeting fee. The Company also pays each director $500 for participation in Board or Committee conference calls. The Company also reimburses each outside director who does not live in the Dallas, Texas area for travel expenses incurred in attending Board and Committee meetings.

Pursuant to the Company's 2004 Stock Option Plan nonqualified options to purchase shares of the Company's Common Stock may be granted to outside directors from time to time. Each option granted to an outside director has a term determined by the Compensation and Stock Option Committee, but not greater than ten years, is exercisable in whole or in part at any time during its entire term and remains effective during its entire term, regardless of whether the optionee continues to serve as a director. The purchase price per share of Common Stock covered by each such option is fixed by the Board of Directors or the Compensation and Stock Option Committee and must be equal to or greater than the fair market value per share of Common Stock on the date of grant.

Historically, directors received annual option grants in May of each year. In January 2004, as the result of a decision by the Board of Directors to move the grant date for directors to coincide with grants made to employees of the Company, typically in December of each year, each of Messrs. Bowerman, DeMott, Marquez, Vescovi, Meese and Dr. Blanck received an option to purchase 30,000 shares of Common Stock at an exercise price of $4.98 per share. Continuing this policy, in December 2004 each of Messrs. Bowerman, DeMott, Marquez, Vescovi, Meese and Dr. Blanck received an option to purchase 25,000 shares of Common Stock at an exercise price of $4.78 per share.

### Compensation Committee Interlocks and Insider Participation

The Company's executive compensation program is administered by the Compensation and Stock Option Committee of the Board of Directors. During 2004, the Committee was composed of George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2004 were and still are outside directors of the Company.

### Compensation and Stock Option Committee Report

The following is a report submitted by the current members of the Compensation and Stock Option Committee addressing the Company's compensation policy as it related to the President and Chief Executive Officer of the Company (the "CEO") and each of the other executive officers of the Company whose combined salary and bonus for the fiscal year ended December 31, 2004 exceeded $100,000.

#### *Compensation Philosophy*

The Company's executive compensation program is designed to align executive compensation with Company values and objectives, business strategies and financial performance. To achieve these objectives, the Committee has developed and implemented an executive compensation program which provides executives with compensation opportunities that are intended to be competitive with companies of comparable size in the pharmaceutical industry.

In applying this philosophy, the Committee has established a program to accomplish the following objectives:

- attract and retain executives of outstanding abilities who are critical to the long-term success of the Company; and

- reward executives for achievement of internal Company goals as well as for Company performance relative to industry performance levels and to provide equity ownership in the Company.

Through these objectives, the Company integrates its executive compensation program with its annual and long-term strategic planning.

Against the foregoing, the Company's executive compensation policies integrate annual base salary compensation with a bonus award system which is based upon both corporate and individual performance levels.

*Fiscal 2004 Compensation*

For fiscal 2004, the Company's executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) bonus granted on a discretionary basis by the Committee and payable in cash, and (iii) stock options. With respect to base salary, the Company considers published executive compensation data of comparable companies in the industry and utilizes surveys to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the CEO of the individual performance of each executive, other than the CEO, in setting such executive's salary for the year. The performance of the CEO is evaluated by the Chairman of the Board of Directors in collaboration with the Committee. The CEO's evaluation is also presented to the Board of Directors for their discussion and comment.

The Committee determined that current salary levels for key Company executives are competitive within the industry.

Pursuant to authority delegated to the Committee by the Board of Directors to grant cash bonuses on a discretionary basis outside of the Compensation Plan, the Committee authorized the payment of a bonus of $5,000 to Robert W. Schnitzius, Vice President and Chief Financial Officer based on the performance of the operations under his responsibility.

*Stock Option Grants*

The Committee has discretion to grant stock options to executive officers under the Company's 2004 Stock Option Plan. The Committee grants stock options with the goal of providing compensation and incentive to work toward the long-term success of the Company. In determining the time and date of grant and the number of shares subject thereto, the Committee may take into account the nature of the services rendered, the executive's potential contributions to the success of the Company's business, and such other facts as the Committee in its discretion deems appropriate. Each of the 2004 option awards to executive officers of the Company was made in accordance with the Company's 2004 Stock Option Plan.

*CEO Compensation*

Carlton E. Turner, Ph.D., D.Sc. has been the CEO of the Company since April 1995. The CEO's 2004 base pay was determined by the Committee on the basis of its overall assessment of Dr. Turner's responsibilities, his past performance with the Company, and competitive market data on salary levels for pharmaceutical companies of similar size. Dr. Turner was not paid a bonus for 2004.

*Summary*

The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded executives are awarded commensurately. The Committee believes that compensation levels during fiscal 2004 adequately reflected the Company's compensation goals and policies.

Dated: March 16, 2005

By the Members of the Committee:

George DeMott, Chairman
R. Dale Bowerman
Selvi Vescovi

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Summary Compensation

The following table sets forth certain summary information regarding compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2004 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

## Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus (1) | Other Annual Compen-sation | Securities Underlying Options | All Other Compen-sation (2) |
| Carlton E. Turner, Ph.D., | 2004 | $374,086 | $ 0 | — | 25,000 | $ 675 |
| D.Sc., President and | 2003 | $339,780 | $ 0 | — | 30,000 | $5,262 |
| Chief Executive Officer | 2002 | $314,780 | $ 0 | — | 70,000 | $9,651 |
| Robert W. Schnitzius, Vice President | 2004 | $188,093 | $ 5,000 | — | 5,000 | $7,479 |
| and Chief Financial Officer | 2003 | $174,729 | $ 0 | — | 10,000 | $7,000 |
| | 2002 | $164,469 | $ 5,000 | — | 15,000 | $6,579 |
| Kenneth M. Yates, D.V.M., | 2004 | $186,338 | $ 0 | — | 20,000 | $ 0 |
| President, DelSite | 2003 | $174,586 | $ 0 | — | 0 | $ 0 |
| Biotechnologies, Inc. | 2002 | $181,166 | $ 0 | — | 25,000 | $ 0 |

(1) Each bonus for 2004 and 2002 was paid in cash.

(2) Amounts represent the Company's matching contribution to the officer's 401(k) account.

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## Option Grants

The following table sets forth certain information relating to options granted under the Company's 1995 and 2004 Stock Option Plans to the named executive officers in fiscal year 2004.

### Options Granted During Year Ended December 31, 2004

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1) | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted | % of Total Options Granted to Employees in Fiscal Year | Exercise Price ($/Sh) | Expiration Date | 5% | 10% |
| Carlton E. Turner, Ph.D., D.Sc. | 25,000 (2) | 16.4% | $4.78 | 12/09/14 | $75,153 | $190,452 |
| Robert W. Schnitzius | 5,000 (2) | 3.3% | $4.78 | 12/09/14 | $15,031 | $ 38,090 |
| Kenneth M. Yates, D.V.M. | 20,000 (2) | 13.2% | $4.00 | 03/12/14 | $60,122 | $152,362 |

(1) The assumed five percent and ten percent rates of stock price appreciation are specified by the Securities and Exchange Commission's proxy rules and do not reflect expected actual appreciation. The amounts shown represent the assumed values of the stock options (less the exercise prices) at the end of the ten-year periods beginning on the dates of grant and ending on the option expiration dates.

(2) Incentive stock option with a term of ten years and an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Option becomes exercisable with respect to one-half of the shares covered thereby in each year in the two-year period beginning one year after the date of grant.

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### Option Exercises and Year-End Values

The following table sets forth certain information with respect to the exercise of options to purchase Common Stock of the Company during the year ended December 31, 2004, and outstanding options held at that date, by the named executive officers. For purposes of this table, the "value" of an outstanding option is the difference between the market price at December 31, 2004 of the shares of Common Stock underlying the option and the aggregate exercise price of such option. The unexercisable portions of such options have been valued as if such portions were exercisable in full on December 31, 2004, in accordance with Securities and Exchange Commission rules.

**Aggregated Option Exercises in Fiscal Year Ended December 31, 2004 and Fiscal Year-End Option Values**

| | | | Number of Securities Underlying Unexercised Options at 12/31/04 | | Value of Unexercised In-the-Money Options at 12/31/04 | |
|---|---|---|---|---|---|---|
| Name | Shares Acquired on Exercise | Value Realized | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Carlton E. Turner, Ph.D., D.Sc. | — | — | 242,000 | 40,000 | $598,575 | $28,050 |
| Robert W. Schnitzius | — | — | 110,000 | 10,000 | $346,600 | $ 9,350 |
| Kenneth M. Yates, D.V.M. | 20,000 | $91,796 | 76,930 | 20,000 | $113,275 | $42,600 |

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## Equity Compensation Plans

The following table sets forth information regarding the Company's compensation plans (including individual compensation arrangements) under which shares of the Company's Common Stock the Company has authorized for issuance as of December 31, 2004:

### Equity Compensation Plans

| Plan Category | Number of Securities to Be Issued upon Exercise of Outstanding Options Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 1,822,277 | $3.38 | 663,396 |
| Equity Compensation Plans Not Approved by Security Holders | 0 | 0 | 0 |
| Total | 1,822,277 | $3.38 | 663,396 |

## Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which employees may purchase Common Stock at a price equal to the lesser of 85% of the market price of the Company's Common Stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,250,000 shares of Common Stock was reserved for purchase under this plan. As of December 31, 2004, a total of 927,000 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

## Stock Options

The Company has an incentive stock option plan which was approved by the shareholders in 2004 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted in 2004 vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 500,000 shares of Common Stock for issuance under this plan. As of December 31, 2004, options to purchase 340,050 shares were available for future grants under the plan.

The Company also has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted in or subsequent to December 1998 normally vested at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options granted subsequent to March 2001 normally vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. As of December 31, 2004, options to purchase 66 shares were available for future grants under the plan. The Plan expires on April 1, 2005 after which no additional grants may be made under the plan. In accordance with the provision of the plan, all options issued under the plan and outstanding on the expiration date of the plan shall remain outstanding until the earlier of their exercise, forfeiture or lapse.

### Stock Warrants

From time to time, the Company has granted warrants to purchase Common Stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants is normally the market price or in excess of the market price of the Common Stock at date of issuance.

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Performance Graph

The following graph sets forth for the years indicated the cumulative total shareholder return for the Company's Common Stock, the Nasdaq Stock Market U.S. Index, and a Company-constructed Peer Group[2]. The information reflected in the graph was provided to the Company by Research Holdings, Ltd. of San Francisco, California.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

AMONG CARRINGTON LABORATORIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP



350
300
250
200
150
100
50
0
DOLLARS
12/99
12/00
12/01
12/02
12/03
12/04
CARRINGTON LABORATORIES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP


* $100 invested on 12/31/99 in stock or index - including reinvestment of dividends.
Fiscal year ending December 31.

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| | Cumulative Total Return (1) | | | | | |
|---|---|---|---|---|---|---|
| | 12/99 | 12/00 | 12/01 | 12/02 | 12/03 | 12/04 |
| Carrington Laboratories, Inc. | 100.00 | 50.00 | 51.05 | 45.50 | 206.00 | 306.50 |
| Nasdaq Stock Market (1) | 100.00 | 60.30 | 45.49 | 26.40 | 38.36 | 40.51 |
| Peer Group (2) | 100.00 | 188.08 | 198.98 | 190.05 | 248.86 | 193.38 |

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 31, 1999 in the Company's Common Stock, The Nasdaq Stock Market - U.S. Index.

(2) The Peer Group comprises the following companies: Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Cubist Pharmaceuticals Inc., Depomed, Inc., Draxis Health, Inc., Dusa Pharmaceuticals Inc., Forest Laboratories, Inc., Immunogen Inc., Insite Vision Inc., KOS Pharmaceuticals Inc., Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Noven Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc., Inc., Quigley Corp., Regeneron Pharmaceuticals, Sciclone Pharmaceuticals, Inc., Spectrum Pharmaceuticals, Inc., Titan Pharmaceuticals Inc., Viropharma Inc. and Weider Nutrition International, Inc. The following company was previously included in the Company-constructed Peer Group, but has been omitted from the Peer Group: Atrix Labs Inc., was acquired by QLT-USA as a subsidiary and is no longer listed on an exchange.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the fiscal year ended December 31, 2004, no late reports were filed by any Section 16(a) reporters. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports filed by them with the Securities and Exchange Commission.

## SHAREHOLDER PROPOSALS

The 2006 annual meeting of the shareholders of the Company is scheduled to be held on May 18, 2006. Shareholder proposals for inclusion in the Company's proxy materials for the 2006 annual meeting of shareholders must be received by the Company at its office in Irving, Texas, addressed to the Secretary of the Company, no later than 120 days in advance of the date that is one year after this Proxy Statement is first distributed to shareholders; provided, that if the 2006 annual meeting of shareholders is changed by more than 30 days from the presently contemplated date, then proposals must be received a reasonable time in advance of the meeting.

With respect to shareholder proposals that are not intended to be included in the Company's proxy statement, the Bylaws of the Company provide that notice of any such shareholder proposal nominating persons for election to the Board of Directors of the Company must be received at the Company's principal executive office not later than 90 days prior to the annual meeting, and all other shareholder proposals must be received not later than 60 days in advance of the annual meeting if the meeting is to be held within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of the meeting if it is to be held on or after the anniversary of the previous year's meeting.

## ANNUAL REPORT

The Company has provided without charge to each person whose proxy is solicited hereby a copy of the Company's 2004 Annual Report, which includes a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. Additional copies of the 2004 Annual Report, including the Form 10-K, may be obtained without charge upon written request to Maria Mitchell, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038.

## MISCELLANEOUS

The accompanying proxy is being solicited on behalf of the Board of Directors of the Company. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefacsimile, electronic mail and telegram by directors, officers, and employees of the Company, who will receive no additional compensation for such activities. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 14, 2005

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CARRINGTON LABORATORIES, INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

## I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system,

- in its sole discretion, select, retain and, when necessary, replace the Corporation's independent auditors,

- review and appraise the audit efforts of the Corporation's independent accountants,

- pre-approve audit engagement fees, internal control-related fees and permitted non-audit services and fees to be performed for the Company by the external auditor in accordance with the annual pre-approval policy for audit and non-audit engagements, and

- provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill those responsibilities by carrying out the activities enumerated in Section IV of the Charter.

In discharging its responsibilities, the Audit Committee shall have the power to conduct or authorize investigation into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall have unrestricted access to members of management and all information relevant to its responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants or other consultants to assist the Committee.

## II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as affirmatively determined by the Board upon the recommendation of the Board Governance Committee, each of whom shall be an independent director and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. Each member of the Audit Committee shall meet all requirements for independence and experience promulgated by the National Association of Securities Dealers, Inc., Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission"), as applicable to the Corporation. The Board shall endeavor to ensure that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under applicable law.

Notwithstanding the preceding paragraph, one director who is not independent and is not a current employee of the Corporation or an immediate family member of such an employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, (i) determines that such director's membership on the Audit Committee is required by the best interests of the Corporation and its shareholders, and (ii) discloses the nature of the relationship and the reasons for that determination in the Corporation's next annual proxy statement subsequent to such determination. Any member appointed to the Audit Committee pursuant to the provisions of this paragraph may not serve longer than two years and may not serve as chairman of the Audit Committee.

The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board to serve until the next annual organizational meeting of the Board and until their respective successors shall be duly elected and qualified or until their earlier respective death, resignation, disqualification or removal. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

The Audit Committee may form and delegate authority to subcommittees where appropriate. The Audit Committee may delegate one or more designated members of the Audit Committee the authority to grant pre-approvals of non-audit work by the independent auditors in accordance with applicable laws, provided that the decisions of such member or members to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

## III. MEETINGS

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. As part of its job to foster open communication, the Audit Committee should meet not less frequently than quarterly with management (including the chief financial officer and chief accounting officer) and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or either of these groups believes should be discussed privately and to confirm that the independent auditors have had full, free and unrestricted access to all Corporation records, property, personnel and operations during the course of their audits. In addition, the Audit Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Corporation's financial statements.

## IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and reassess the adequacy of this Charter on an annual basis and recommend any proposed modifications to the Board of Directors.

2. Review the Corporation's annual financial statements, related footnotes and any financial reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3. Review with financial management and the independent accountants each Form 10-Q prior to its filing or prior to the release of earnings.

4. Review the Corporation's earnings press releases, financial information and earnings guidance provided to analysts and rating agencies prior to release.

5. Review the principal executive officer's and the principal financial officer's certification of annual and quarterly reports to the SEC.

6. Review management's report on internal control over financial reporting and the external auditor's attestation of the report.

<u>Independent Auditors</u>

7. Exercise its sole discretion in determining the appointment, funding and discharge of the Corporation's independent auditors. The Audit Committee will only enter into agreements for audit services with registered public accounting firms in good standing with the Public Company Accounting Oversight Board.

8. At least annually, (i) obtain from the accountants a formal written statement delineating all of their relationships with the Corporation, consistent with applicable standards promulgated by the Independence Standards Board, and a report on its internal quality control procedures and any significant issues raised by recent internal, peer or governmental reviews, inquiries and/or investigations and (ii) actively engage in a dialogue with the accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence. The Audit Committee shall also recommend from time to time appropriate action to be taken by the Board to oversee the independence of the accountants.

9. Periodically consult with the independent auditors out of the presence of management about internal control and the fullness and accuracy of the Corporation's financial statements.

10. Review and pre-approve all auditing services, internal control-related services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation by its independent auditors in accordance with applicable laws.

11. Review a formal written statement, received from the independent auditors annually, of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Corporation's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q for that fiscal year; and (ii) all other services rendered by the independent auditors for the most recent fiscal year, in the aggregate and by each service.

12. Instruct the independent auditors that the independent auditors are ultimately responsible to, and shall report directly to, the Audit Committee and are to report directly to the Audit Committee any serious difficulties or disagreements with management.

13. Review and discuss reports from the independent auditors on:

    - all critical accounting policies and practices to be used;
    - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and
    - other material written communications between the independent auditor and management.

14. Obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act and assurance that Section 10A(b) of the Exchange Act has not been implicated.

15. Recommend to the Board policies for the Corporation's hiring of employees or former employees of the independent auditor who were engaged on the Corporation's account.

Financial Reporting Processes

16. In consultation with the independent accountants, review the integrity of the Corporation's financial reporting processes, both internal and external.

17. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

18. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants or management.

19. With respect to reporting and recommendations:

    - to prepare any report or other disclosures, including any recommendation of the Audit Committee, required by the rules of the Commission;
    - to review this Charter at least annually and recommend any changes to the full Board; and
    - to report its activities to the full Board on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate, including recommending to the Board whether the audited financial statements should be included in the Corporation's Form 10-K.

Process Improvement

20. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

21. Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

22. Review the scope and approach of the annual audit, including the identification of business and financial risks and exposures, with the independent auditor.

23. Review and resolve any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements.

24. Review with the independent accountants and management, the extent to which changes or improvements in financial or accounting practices, as approved by the Board, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

25. Periodically evaluate the need for an internal audit function for the Corporation.

26. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

27. Complete an annual performance evaluation of the Audit Committee in accordance with pre-specified guidelines outlined by the Audit Committee and the Board Governance Committee.

Ethical and Legal Compliance

28. Review and update periodically the Corporation's Business Conduct Policy and ensure that management has established a system to enforce this Policy.

29. Review management's monitoring of the Corporation's compliance with its Business Conduct Policy and ensure that management has the proper review system in place to ensure that Corporation's financial statements, report and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

30. Review, with the Corporation's counsel, legal compliance matters including corporate securities trading policies.

31. Review, with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

32. Perform any other activities consistent with this Charter, the Corporation's Bylaws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Adopted by Audit Committee on January 26, 2005

[THIS PAGE IS INTENTIONALLY BLANK]

ANNUAL REPORT TO SHAREHOLDERS

ON

FORM 10-K

[THIS PAGE IS INTENTIONALLY BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number 0-11997

# Carrington Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| Texas | 75-1435663 |
| (State of Incorporation) | (IRS Employer ID No.) |

2001 Walnut Hill Lane, Irving, Texas 75038
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 518-1300

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of exchange on which registered |
|---|---|
| None | |

Securities registered pursuant to Section 12(g) of the Act:
Common Stock ($.01 par value)
(Title of class)
Preferred Share Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (treating all executive officers and directors of the Registrant and holders of 10% or more of shares outstanding, for this purpose, as if they may be affiliates of the Registrant) was $42,399,538, computed by reference to the price at which common equity was sold on June 30, 2004 of $4.45 per share.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: 10,727,977 shares of Common Stock, par value $.01 per share, were outstanding on March 21, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 19, 2005 are incorporated by reference into Part III hereof, to the extent indicated herein.

# PART I

ITEM 1. BUSINESS.

## General

Incorporated in Texas in 1973, Carrington Laboratories, Inc. ("Carrington" or the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company's research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant. The Company is comprised of three business segments. See Note Thirteen to the consolidated financial statements in this Annual Report for financial information about these business segments: the Medical Services Division, Consumer Services Division and DelSite Biotechnologies Inc., ("DelSite"). The Company sells prescription and nonprescription medical products through its Medical Services Division and provides manufacturing services to customers in medical markets. Through its Consumer Services Division, formerly referred to as Caraloe, Inc., the Company sells consumer and bulk raw material products and also provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite was incorporated in 2001 as a wholly-owned subsidiary. DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

## Medical Services Division

Carrington's Medical Services Division offers a comprehensive line of wound management products. Carrington products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for Carrington's wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, for example, enterostomal therapists.

In response to changing market conditions and to improve the Company's competitive position, the Company decided during 2000 to redirect the distribution of its Medical Services products from multiple distributors to a single, sole-source distributor. As a result of this decision, the Company entered into an exclusive Distributor and License Agreement effective December 1, 2000 with Medline Industries, Inc. ("Medline"). The agreement provides that the Company will continue to manufacture its existing line of products and sell them to Medline at specified prices. The prices are subject to adjustment not more than once each year to reflect increases in manufacturing cost. The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any other products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of the annual sales of the trademarked products, depending on the aggregate amount of the net sales under this agreement to Medline. The Company and Medline amended the Distributor and License Agreement in April 2004 to extend the term of the agreement through November 30, 2008. The amended agreement specified an advance payment of $1,250,000, which the Company has received.

The Company maintains control of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country. In order to promote continued brand-name recognition, the Company engages in limited marketing and advertising to bolster Medline's efforts in these areas.

The Company entered into a Supply Agreement with Medline effective December 1, 2000, which among other things, provides that the Company will manufacture Medline brand dermal management products. The Supply Agreement is co-terminus with the amended Distributor and License Agreement.

The Medical Services Division has several distribution and licensing agreements for the sale of its products into international markets. The Division also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the Internet market are also addressed through the Company's websites, www.carringtonlabs.com and www.woundcare.com.

The Medical Services Division also produces Acemannan Immunostimulant™, a biologic fully licensed by the United States Department of Agriculture ("USDA") as an adjuvant therapy for certain cancers in dogs and cats. This product, in addition to several wound and skin care products developed specifically for the veterinary market, are marketed and distributed through an exclusive distribution arrangement with Farnam Companies, Inc., a leading veterinary marketing company.

The Medical Services Division is actively involved in developing and promoting the SaliCept® line of products, which includes an oral rinse, patches for oral wounds and extraction sites, and other products. The SaliCept® line is supported by dedicated sales representatives and the Company is actively seeking a strategic sales/distribution partner for this line.

## Consumer Services Division

The Consumer Services Division, formerly referred to as Caraloe, Inc., markets or licenses consumer products and bulk raw materials utilizing the Company's patented complex carbohydrate technology into the consumer health and beauty care product markets. The premier product is Manapol® powder, a bulk raw material rich in polymeric acetylated mannans. Manapol® powder is marketed to manufacturers of food and nutritional products who desire quality, clinically-proven ingredients for their finished products for immune system enhancement. In addition, the Consumer Services Division markets the bulk raw material Hydrapol™ powder to manufacturers of bath, beauty and skin care products.

The Consumer Services Division also markets finished products containing Manapol® powder into domestic health and nutritional products markets through health food stores, internet marketing services at www.aloevera.com, direct consumer sales, and to the international marketplace on a non-contract, purchase order basis.

In 1997, the Company signed a non-exclusive supply agreement with Mannatech, Inc. to supply Manapol® powder. In 2003, Natural Alternatives International, Inc. ("Natural Alternatives") was added as a party to the supply agreement as a manufacturing supplier for Mannatech and purchaser of the Manapol® powder from the Company. This agreement was renewed through November 2005 and contains monthly minimum purchase requirements. During 2004, 2003, and 2002, sales of Manapol® powder under this agreement represented 47%, 39%, and 35% respectively, of the Company's total revenues. Due to the nature of the product and the Company's relationship with this customer, the Company expects this supply agreement will be renewed at the end of November 2005. However, due to the fact that the non-renewal of this contract would have a substantial impact on the Company and its revenues, the Company is continually seeking to expand its customer base in this area.

The Consumer Services Division also provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. In June 2001 a development group was formed to concentrate efforts on providing these services. The scope of services provided by this group includes taking projects from formulation design through manufacturing, manufacturing and filling according to customer-provided formulations and specifications, filling customer-provided packaging components and assembling custom kits for customers.

In December 2002, the Company acquired certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property, equipment and selected inventories. CBI is a privately-held manufacturer of skin and cosmetic products with operations in Fort Worth, Texas.

Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for related inventory. In addition, for the five-year period ending in December 2007, the Company agreed to pay CBI an amount equal to 9.0909% of Carrington's net sales of CBI products to CBI's transferring customers up to $6.6 million per year, and 8.5% of its net sales of CBI products to CBI's transferring customers over $6.6 million per year. The Company recorded expenses of $271,000 and $383,000 in 2004 and 2003, respectively, for royalties due under the agreement. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. The Company uses these assets in a substantially similar manner. The Company provides services to these customers through its specialty manufacturing group of the Consumer Services Division. Specialty manufacturing sales through both acquired and other customers represented 15.1% and 21.8% of total company revenue in 2004 and 2003, respectively.

To finance the acquisition, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. In addition, the Company will pay Medline interest on the $2.0 million at the rate of 6.5% per year on the outstanding balance of the advance.

## DelSite Biotechnologies, Inc.

In 2001, the Company incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. DelSite operates independently from the Company's research and development program, which supports the activities associated with the Company's Medical Services and Consumer Services Divisions, and was formed to commercialize innovations discovered by scientists at Carrington. DelSite is responsible for the research, development and marketing of the Company's proprietary drug delivery technology based on GelSite® polymer, a new and unique complex carbohydrate, which was isolated in 1998 from *Aloe vera* L. DelSite commenced operations in January 2002 and is currently developing new technologies for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics.

DelSite's business plan is to partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines. Together with its collaborators and contractors, DelSite has the following capabilities:

- Formulation development
- Feasibility studies
- Preclinical development
- Clinical supply production
- Production scale-up
- Technology transfer

In 2002, DelSite formed a strategic collaboration with Southern Research Institute, Inc. of Birmingham, Alabama, ("Southern Research") to assist in the development of an injectable drug delivery system based on the GelSite® polymer. Southern Research is an independent, not-for-profit center for scientific research affiliated with the University of Alabama at Birmingham. Under the three-year collaborative agreement, DelSite retains all product rights plus intellectual property rights to its existing technology as well as any discoveries made by DelSite or Southern Research, either jointly or individually, as a result of any project undertaken as part of the agreement. Southern Research will receive fees and royalties when undertaking certain specified projects on behalf of DelSite. In addition, a second five-year collaborative agreement with Southern Research was signed in April 2003. Under this agreement the two companies will jointly develop an injectable long-term delivery system for proteins and peptides. The companies will jointly own intellectual property that originates from this relationship. In January 2005, the three-year collaborative agreement was extended through January 26, 2006, and Southern Research transferred both agreements to its affiliate, Brookwood Pharmaceuticals, Inc.

In March 2004, the National Institute of Allergy and Infectious Diseases ("NIAID") awarded a Small Business Innovation Research ("SBIR") Biodefense Grant to DelSite of up to $888,000 over two years, based on satisfactory progress of the project. The grant proposal will fund additional development of the GelVac™ intranasal powder vaccine delivery platform technology.

In July 2004, DelSite leased over 5,000 square feet of new laboratory and office space in the Texas A&M University Research Park in College Station, Texas. DelSite also completed a 3,000 square foot expansion of its facilities in Irving, Texas.

In October 2004, NIAID awarded DelSite a $6 million grant to develop an inactivated influenza nasal powder vaccine against the H5N1 strain commonly known as avian or bird flu. The grant was awarded under a biodefense and SARS product development initiative and will fund a three-year preclinical program utilizing the Company's proprietary GelVac™ nasal powder delivery system.

## Research and Development

### General

Carrington has developed proprietary processes for obtaining materials from *Aloe vera* L. The Company intends to seek approval of the Food and Drug Administration (the "FDA") and other regulatory agencies to sell products containing materials obtained from *Aloe vera* L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by the Company, see "Research and Development Summary" below. The regulatory approval process, both domestically and internationally, can be protracted and expensive, and there is no assurance that the Company will obtain approval to sell its products for any treatment or use (see "Governmental Regulation" below).

The Company expended approximately $4,737,000, $3,660,000 and $3,580,000 on research and development in fiscal 2004, 2003 and 2002, respectively. Research activities associated with DelSite accounted for 81% of the 2004, 75% of the 2003 and 52% of the 2002 research and development expenditures.

### DelSite Research and Development

The Company believes that DelSite's products' functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2005, DelSite intends to focus its research and development activities on its preclinical development program for an intranasal powder delivery system for influenza vaccine as well as developing further basic research data for potential pharmaceutical and vaccine partners. There is no assurance, however, that DelSite will be successful in its efforts.

The Company sponsors research and development activities at Texas A&M University in association with the College of Veterinary Medicine to support research activities of the Company and its DelSite subsidiary. Pursuant to this arrangement, the Company has access to leading authorities in the life sciences, as well as facilities and equipment to help further the Company's research programs. DelSite also has a research relationship with the University of Southern Mississippi where it sponsors research in the university's School of Polymer Science. In July 2004, DelSite entered into a master research agreement with the Texas

A&M University System Health Science Center College of Medicine through the Texas A&M Research Foundation that allows DelSite to conduct multiple research projects in association with the Center in the areas of virology and bacteriology for vaccine delivery.

DelSite is developing a new platform technology based on its proprietary GelSite® polymer for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics. Basic research is continuing on this material, which includes both injectable delivery of therapeutic proteins and peptides and delivery of protein and particle antigens as vaccines using its proprietary GelVac™ intranasal powder vaccine delivery system. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. Pilot scale production has been accomplished and scale-up studies are in progress. The technology has varied utility, but the primary focus of research is in the area of injectable and intranasal delivery of bioactive agents. Four patents covering this invention have been issued to DelSite with one patent pending. The first composition and process patent was issued in 1999.

## Specialized Research and Development

The Company also has a separate, specialized research team to support research and in-house development for Carrington products as well as to provide services to customers in the medical, nutraceutical and cosmetic markets. These services typically include research and development of a formulation from the customer's initial concept and specifications. Development efforts also include packaging design, label design and, where required by regulations, production validation.

During 2003, the specialized research and development group contributed to the successful transfer and start-up of the technologies and products acquired from CBI. These activities included proof of formulation capabilities and technology transfer services to assist in production of initial quantities of products in the manufacturing facility. The specialized research and development group provides the necessary technology support to successfully meet the requirements of new customers for new cosmetic and nutraceutical products.

In 2003, several wound care projects were also initiated in the general area of wound infection control, which Carrington's marketing partners have identified as a potentially significant addition to its wound care product line.

In 2004, several wound care projects were initiated in the general area of chronic wound care. Carrington's marketing partners have continued to develop a marketing presence for products designed to help treat complex and chronic dermal wounds.

## Human Clinical Studies

The Company's new product programs for its operating segments do not require clinical trials for clearance or approval prior to commercial distribution. However, the Company intends to support its existing products and new products with clinical studies that will support the product claims and indications for use and thereby demonstrate the product's features and benefits. The Company initiated several such studies in 2004 and intends to initiate several such clinical studies during 2005. DelSite's development program may require human clinical trials prior to further development of its novel drug delivery systems for potential partners. DelSite intends to initiate such a clinical study for its GelVac™ vaccine delivery system in 2005.

## Research and Development Summary

The following table outlines the status of the products and potential indications of the Company's products developed, planned or under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PRODUCTS AND POTENTIAL INDICATIONS DEVELOPED, PLANNED OR UNDER DEVELOPMENT

| PRODUCT OR POTENTIAL INDICATION | POTENTIAL MARKET APPLICATIONS | STATUS |
|---|---|---|
| Topical | | |
| Dressings | Pressure and Vascular Ulcers | Marketed |
| Dressings | Diabetic Ulcers, Surgical Wounds | Marketed |
| Cleansers | Wounds | Marketed |
| Anti-fungal | Cutaneous Fungal Infection | Marketed |
| Hydrocolloids | Wounds | Marketed |
| Alginates | Wounds | Marketed |
| Anti-infective | Wounds | Development |
| Sunscreens | Skin | Marketed |
| Oral | | |
| Human | | |
| Pain Reduction | Mucositis | Marketed |
| Dental | | |
| Pain Reduction | Aphthous Ulcers, Oral Wounds | Marketed |
| Post Extraction Wounds | Oral Surgery | Marketed |
| Injectable | | |
| Human | | |
| Neutropenia | Neutropenia associated with cancer | Discovery |
| GelSite® polymer (CR1013) | Drug delivery | Preclinical |
| Veterinary | | |
| Adjunct for cancer | Fibrosarcoma | Marketed |
| Intranasal | | |
| GelSite® polymer (CR1013) | Vaccine delivery | Clinical |
| Nutraceuticals | | |
| Immune Enhancing Product | Manapol®/Maitake Gold 404® | Marketed |
| Immune Enhancing Product | Manapol®/Calcium Enriched | Clinical Evaluation |

## Licensing Strategy

The Company expects that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of developmental effort and expense. Before governmental approval to market any such product is obtained, the Company may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.

Similarly, the Company intends to license third parties to market products containing defined chemical entities for certain human indications when it lacks the expertise or financial resources to market such products effectively. If the Company is unable to enter into such agreements, it may undertake marketing the products itself for such indications. The Company's ability to market these products for specific indications will depend largely on its financial condition at the time and the results of related clinical trials. There is no assurance that the Company will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to the Company's overall profits.

## Raw Materials and Processing

The principal raw material used by the Company in its operations is the leaf of the plant known as *Aloe vera* L. Through patented processes, the Company obtains several bulk freeze-dried extracts from the central portion of the *Aloe vera* L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel,® is used as an ingredient in certain of the Company's proprietary wound and skin care products.

The Company owns a 410-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 33 acres planted with *Aloe vera* L. The Company is currently performing a land reclamation project on the farm to increase productive acreage. The Company's current need for leaves exceeds the supply of harvestable leaves from the Company's farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from the Company's farm. The Company has entered into several supply agreements with local suppliers near the Company's factory to provide leaves. From time to time the Company also imports leaves from Central and South America at prices comparable to those in the local market. The Company anticipates that the suppliers it currently uses will be able to meet all of its requirements for leaves in 2005.

The Company has a 23% ownership interest in Aloe and Herbs International, Inc., ("Aloe & Herbs"), a Panamanian corporation formed for the purpose of establishing an *Aloe vera* L. farm in Costa Rica. The Company purchases leaves from Rancho Aloe, S.A., ("Rancho Aloe") a wholly-owned subsidiary of Aloe & Herbs, which has a 5,000-acre farm in close proximity to the Company's farm, at a market price per kilogram of leaves supplied.

As of December 31, 2004, Rancho Aloe was providing an average of 87% of the Company's monthly requirement of leaves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further information regarding the Company's relationship with Aloe & Herbs.

## Manufacturing

Since 1995, the Company's manufacturing facility has been located in the Company's headquarters in Irving, Texas. The Company believes that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of the Company's wound care products is completed by outside vendors. The Company's calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.

All of the Company's proprietary bulk pharmaceutical products and freeze-dried *Aloe vera* L. extracts are produced in its processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of the Company's current product lines and bulk material contracts for the foreseeable future. Certain liquid nutraceutical products which the Company provides to customers on a custom manufacturing basis are also produced at the Costa Rica facility. In addition, production of the Salicept® Patch has been transferred to the plant in Costa Rica to better meet anticipated market demands for the product for post-extraction wounds and aphthous ulcers.

On January 21, 2005, the Company's wholly-owned subsidiary in Costa Rica entered into a Manufacturing Agreement with Miradent Products of Costa Rica ("Miradent"). Under the terms of the agreement, the Company will manufacture proprietary dental products for Miradent for a period of five years. The Company expects revenues in the first twelve months of this agreement to be approximately $200,000 to $500,000.

## Competition

DelSite and Research and Development. The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than the Company. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than the Company to develop, refine, manufacture and market products which have application to the same indications as the Company is exploring. The Company understands that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with the Company's products, both in its present wound care market and in markets associated with products the Company currently has under development.

Medical Services Division and Consumer Services Division. The Company competes against many companies that sell products which are competitive with the Company's products, with many of its competitors using very aggressive marketing efforts. Many of the Company's competitors are substantially larger than the Company in terms of sales and distribution networks and have substantially greater financial and other resources. The Company's ability to compete against these companies will depend in part on the expansion of the marketing network for its products. The Company believes that the principal competitive factors in the marketing of its products are their quality, and that they are naturally based and competitively priced.

## Governmental Regulation

The production and marketing of the Company's products, and the Company's research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. For marketing outside the U.S., the Company is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.

Food and Drug Administration. The contents, labeling and advertising of many of the Company's products are regulated by the FDA. The Company is required to obtain FDA approval before it can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product.

After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the United States, the Company is required to meet the requirements of the International Committee on Harmonization and the ISO 13485 regulations, for OTC drugs and medical devices, respectively. A company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the European Union.

Certain of the Company's wound and skin care products are registered with the FDA as medical devices pursuant to the regulations under Section 510(k) of the FFDC Act (known as Premarket Notification). A medical device is a product whose primary intended medical purpose, such as to cover a wound, is accomplished without a chemical or pharmacological action. A medical device which is substantially equivalent to an existing product will be reviewed by the FDA and if clearance to market is granted, then the device can be sold in the United States without additional developmental studies. A medical device which is not substantially equivalent is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. The Company has sought and obtained all its device approvals under Section 510(k). The Company currently markets eight (8) products which require a prescription as medical devices.

Other Regulatory Authorities. The Company's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The Company's processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency (the "EPA"), as well as the FDA and USDA.

The Company believes that it is in substantial compliance with all applicable laws and regulations relating to its operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on the Company's operations.

The manufacturing, processing, formulating, packaging, labeling and advertising of products of the Company's Consumer Services Division, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation created a new statutory class, entitled dietary supplement, which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by the Consumer Services Division are classified as dietary supplements under DSHEA.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that statements of nutritional support may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., "promotes cardiovascular health").

Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

Governmental regulations in foreign countries where the Consumer Services Division plans to commence or expand sales may prevent or delay entry into the market, or prevent or delay the introduction of, or require the reformulation of, certain of the Consumer Services Division's products. Compliance with such foreign governmental regulations is generally the responsibility of the Consumer Service Division's distributors for those countries. These distributors are independent contractors over which the Consumer Services Division has limited control.

As a result of efforts to comply with applicable statutes and regulations, the Consumer Services Division has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Consumer Services Division cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

## Patents and Proprietary Rights

As is industry practice, the Company has a policy of using patents, trademarks and trade secrets to protect the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating the Company's proprietary technology. The Company's policy is to aggressively protect its proprietary technology by seeking and enforcing patents in a worldwide program.

The Company has obtained patents or filed patent applications in the United States and approximately 26 other countries in three series regarding the compositions of acetylated mannan derivatives, the processes by which they are produced and the methods of their use. The first series of patent applications, relating to the compositions of acetylated mannan derivatives and certain basic processes of their production, was filed in a chain of U.S. patent applications and its counterparts in the other 26 countries. The first U.S. patent application in this first series, covering the composition claims of acetylated mannan derivatives, matured into U.S. Patent No. 4,735,935 (the "935 Patent"), which was issued on April 5, 1988. U.S. Patent No. 4,917,890 (the "890 Patent") was issued on April 17, 1990 from a divisional application to the 935 Patent. This divisional application pertains to most of the remaining claims in the original application not covered by the 935 Patent. The 890 Patent generally relates to the basic processes of producing acetylated mannan derivatives, to certain specific examples of such processes and to certain formulations of acetylated mannan derivatives. Two other divisional applications covering the remaining claims not covered by the 890 Patent matured into patents, the first on September 25, 1990, as U.S. Patent No. 4,959,214, and the second on October 30, 1990, as U.S. Patent No. 4,966,892. Foreign patents that are counterparts to the foregoing U.S. patents have been granted in some of the member states of the European Union and several other countries.

The second series of patent applications related to preferred processes for the production of acetylated mannan derivatives. One of them matured into U.S. Patent No. 4,851,224, which was issued on July 25, 1989. This patent is the subject of a Patent Cooperation Treaty application and national foreign applications in several countries. An additional U.S. patent based on the second series was issued on September 18, 1990, as U.S. Patent No. 4,957,907.

The third series of patent applications, relating to the uses of acetylated mannan derivatives, was filed subsequent to the second series. Three of them matured into U.S. Patent Nos. 5,106,616, issued on April 21, 1992; 5,118,673, issued on June 2, 1992, and 5,308,838, issued on May 3, 1994. The Company has filed a number of divisional applications to these patents, each dealing with specific uses of acetylated mannan derivatives. Patent Cooperation Treaty applications based on the parent U.S. applications have been filed designating a number of foreign countries where the applications are pending.

The Company has obtained a patent in the United States relating to a therapeutic device made from freeze-dried complex carbohydrate hydrogel (U.S. Patent No. 5,409,703, issued on April 25, 1995). A Patent Cooperation Treaty application based on the parent U.S. application has been filed designating a number of foreign countries where the applications are pending.

The Company has obtained patents in the United States (U.S. Patent No. 5,760,102, issued on June 2, 1998) and Taiwan (Taiwan Patent No. 89390, issued on August 21, 1997) related to the uses of a denture adhesive and also a patent in the United States relating to methods for the prevention and treatment of infections in animals (U.S. Patent No. 5,703,060, issued on December 30, 1997).

The Company obtained a patent in the United States (U.S. Patent No. 5,902,796, issued on May 11, 1999) related to the process for obtaining bioactive material from *Aloe vera* L. The Company obtained an additional patent in the United States (U.S. Patent No. 5,929,051, issued on July 27, 1999) related to the composition and process for a new complex carbohydrate (pectin) isolated from *Aloe vera* L. Also obtained was a U.S. patent (U.S. Patent No. 5,925,357, issued on July 20, 1999) related to the process for a new *Aloe vera* L. product that maintains the complex carbohydrates with the addition of other substances normally provided by "Whole Leaf Aloe."

Additionally, the Company obtained a Japanese letters-patent (Patent No. 2888249, having a Patent Registration Date of February 19, 1999) for the use of acemannan (a) in a vaccine product; (b) in enhancing natural kill cell activity and in enhancing specific tumor cell lysis by white cells and/or antibodies; (c) in correcting malabsorption and mucosal cell maturation syndromes in man or animals; and (d) in reducing symptoms associated with multiple sclerosis.

The Company also received the grant of European Patent Application under No. 0611304, having the date of publication and mention of the grant of the patent of September 15, 1999. This European Letters Patent claims the use of acetylated mannan for the regulation of blood cholesterol levels and for the removal of plaque in blood vessels. A patent was also issued in South Korea and Canada.

In addition, the Company obtained an Australian Patent (Patent No. 718631, having an Accepted Journal Date of April 20, 2000) and a South Korean Patent (No. 463469), issued December 16, 2004 on Uses of Denture Adhesive Containing Aloe Extract. On June 20, 2000, Singapore granted the Company a patent on Bioactive Factors of Aloe Vera Plants (P-No. 51748) and on February 6, 2004, under Patent No. 419354, South Korea issued a patent for the same.

The Company received the grant of two U.S. patents (Patent No. 6,274,548 issued August 14, 2001, and Patent No. 6,313,103 issued November 6, 2001) associated with the use of pectins for purification, stabilization and delivery of certain growth factors. Other U.S. PCT applications on aloe pectin are pending. A U.S. patent application on growth factor and protease enzyme is also pending.

The Company obtained on September 25, 2002, a European Patent (Patent No. 0884994) which was validated in Great Britain, Germany (No. 69715827.6), France, Italy and Portugal associated with the uses of denture adhesive containing *Aloe Vera* L. extract.

In addition, the Company was issued on August 13, 2002, a Canadian Patent (No. 2,122,604) associated with the process for preparation of aloe products.

The Company also obtained on June 24, 2002, a Korean Patent (No. 343293) and on June 5, 2002, European Patent (No. 0705113) which was validated in Great Britain, France, Germany (No. 69430746.7-08), Italy and Austria associated with dried hydrogel from hydrophilic hygroscopic polymer.

The Company also obtained, on May 28, 2003, a European Patent (No. 966294), which was validated in Great Britain, France, Italy, Sweden, and Germany (No. 69815071.6) associated with the bifurcated method to process aloe whole leaf.

Also, the Company was issued, on July 23, 2003 a European Patent (No. 965346), which was validated in France, Great Britain, Italy, and Germany (No. 69133298.3), associated with uses of acetylated mannan derivatives in treating chronic respiratory disease.

The Company also received, on August 17, 2004, a U.S. patent (No. 6,777,000) relating to the use of pectin *in-situ* gelling formulations for the delivery and sustained release of physiologically active agents such as drugs and vaccines.

The Company has filed and intends to file patent applications with respect to subsequent developments and improvements when it believes such protection is in the best interest of the Company. The scope of protection which ultimately may be afforded by the patents and patent applications of the Company is difficult to quantify. There can be no assurance that (i) any additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products.

The Company also relies upon, and intends to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically enters into confidentiality agreements with its scientific consultants, and the Company's key employees have entered into agreements with the Company requiring that they forbear from disclosing confidential information of the Company and assign to the Company all rights in any inventions made while in the Company's employ relating to the Company's activities.

The technology applicable to the Company's products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. To the Company's knowledge, acetylated mannan derivatives do not infringe any valid, enforceable U.S. patents. A number of patents have been issued to others with respect to various extracts of the *Aloe vera* L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While the Company is not aware of any existing patents which conflict with its current and planned business activities, there can be no assurance that holders of such other *Aloe vera* L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to the Company or necessary to commercialize its products or achieve their business goals. There is no assurance that the Company will be able to obtain licenses of such patents on acceptable terms.

On December 15, 2004, DelSite filed an Opposition proceeding in the European Patent Office against EP Patent EP 0 975 367. This EP patent was granted March 31, 2004 and assigned to West Pharmaceutical Services Drug Delivery & Clinical Research Centre Limited ("West"). A similar U.S. Patent No. 6,432,440 issued to West on August 13, 2002, and similar West patents have been granted or applications are pending in several non-European countries, such as Australia, Japan, New Zealand, and South Africa.

The claims of the West patents are directed to aqueous liquid compositions for delivering drugs which contain therapeutic agents and pectins and can form therapeutic agent-containing gels when applied to mucosal surfaces. The West patents also claim methods of using and manufacturing the liquid pharmaceutical compositions, and the pharmaceutical gel compositions formed by "in-situ" gellation processes.

DelSite also desires to clear a legal path so that potential DelSite products can be sold for administration in liquid form in the future. The objective of the DelSite opposition to the West EP patent is to force legal revocation of the West patent in Europe, or a significant narrowing of the West claims, by legally demonstrating that, in view of prior art not considered by the patent examiners, the current claims of the EP patent should not have been granted and/or are invalid. Completion of the EP opposition proceedings is anticipated to take as long as three to six years.

The Company has given the trade name Carrasyn® to certain of its products containing acetylated mannans. The Company has filed a selected series of domestic and foreign trademark applications for the marks Manapol® powder, Carrisyn,® Carrasyn® and CarraGauze.® Further, the Company has registered the trademark AVMP™ Powder and the trade name Carrington® in the United States. In 1999, the Company obtained four additional registered trademarks in Brazil.

In June 2000 the Company obtained registration in the United States of its mark AloeCeuticals® for its skin care and nutritional supplement products.

In September 2002 the Company obtained registration in the United States of its mark CaraKlenz,® for its proprietary wound cleanser product with that name.

In addition, applications for the registration of the marks GelVac™ and OraPatch™ are pending in the United States. Applications for the registration of the mark GelVac™ and SaliCept® are pending in Europe.

In November 2003 the Company obtained registration in the United States of its mark "Delsite and design™" for its research and development of dry stabilization and delivery systems for customers in the field of pharmaceuticals and diagnostic reagents.

In September 2004 the Company obtained registrations in the United States of its marks GelSite® and Salicept.®

In August 2004 the Company obtained registrations in Japan and in November 2004, South Korea of its mark GelVac.™

## Employees

As of February 28, 2005, the Company employed 324 persons, of whom 59 were engaged in the operation and maintenance of its Irving, Texas processing plant, 206 were employed at the Company's facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 116 were located in Texas, 206 in Costa Rica, one in Puerto Rico and one in Europe. The Company considers relations with its employees to be good. The employees are not represented by a labor union.

## Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports, and amendments to these reports, that the Company files with or furnishes to the Securities and Exchange Commission ("SEC") are available free of charge at the Company's website www.carringtonlabs.com, as soon as reasonably practicable, after the Company electronically files such reports with, or furnishes such reports to, the SEC. The posting of these reports on the Company's website does not constitute incorporation by reference of the other information contained on the website, and such other information on the Company's website should not be considered part of such reports unless the Company expressly incorporates such other information by reference. The Company will also furnish copies of such reports free of charge upon written request to the Company's Investor Relations Department.

Additionally, the Company's corporate governance code of business conduct and ethics and the charters of the Company's Board Committees, including the Audit, Board Governance, Compensation and Executive Committees are available on the Company's website. The Company will also furnish copies of such information free of charge upon written request to the Company's Investor Relations Department. Individuals can contact the Company's Investor Relations Department at:

Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, TX 75038, Attention: Maria Mitchell.

## ITEM 2. PROPERTIES.

The Company believes that all its farming property, manufacturing and laboratory facilities, as described below, and material farm, manufacturing and laboratory equipment are in satisfactory condition and are adequate for the purposes for which they are used, except that the farm is not adequate to supply all of the Company's needs for *Aloe vera* L. leaves. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding the Company's arrangements to purchase *Aloe vera* L. leaves.)

Walnut Hill Facility. The Company's corporate headquarters and principal U.S. manufacturing facility occupy all of the 41,400 square foot office and manufacturing building (the "Walnut Hill Facility"), which is situated on an approximate 6.6 acre tract of land located in the Las Colinas area of Irving, Texas. The Company owns the land and the building. The manufacturing operations occupy approximately 17,300 square feet of the facility, administrative offices occupy approximately 16,100 square feet and with an additional 8,000 square foot undeveloped.

Laboratory and Warehouse Facility. The Company has leased a 51,200 square foot building in close proximity to the Walnut Hill facility for a ten-year term to house its Research and Development, Quality Assurance and Quality Control Departments. Laboratories and offices for DelSite are also located in this facility. In addition, the Company utilizes a portion of the building as warehouse space. The Company relocated those functions to this facility in the third quarter of 2001. During 2004, the Company completed a 3,000 square foot expansion of the DelSite facilities at this location.

Warehouse and Distribution Facility. In February 2003, the Company leased a 58,130 square foot building for a term of five years for additional warehouse space. In addition, the Company relocated its distribution operations to this new facility.

Texas A & M University Research Park Facility. In July 2004, DelSite leased over 5,000 square feet of new laboratory and office space in the Texas A&M University Research Park in College Station, Texas for a term of 24 months. DelSite will use this facility primarily for vaccine delivery research and development.

Costa Rica Facility. The Company owns approximately 410 acres of land in the Guanacaste province of northwest Costa Rica. This land is being used for the farming of *Aloe vera* L. plants and as the site for a 30,700 square foot processing plant to produce bulk pharmaceutical and injectable mannans and freeze-dried extracts from *Aloe vera* L. used in the Company's operations. The processing plant became operational in 1993. The Company also produces liquid nutraceutical products and proprietary dental products at this facility.

ITEM 3. LEGAL PROCEEDINGS.

On April 3, 2001, Arthur Singer, a former employee of the Company (the "Plaintiff"), filed a lawsuit entitled Arthur Singer vs. Carrington Laboratories, Inc. and Carlton Turner, CV-01-2084 in the United States District Court for the Eastern District of New York, Long Island Division, alleging multiple causes of action against the Company and its chief executive officer (the "Defendants") and seeking damages in excess of $4.0 million, plus legal fees and expenses. The Plaintiff, who was formerly employed by the Company as a sales representative, alleged in substance that the Company failed to pay the full amount of commissions owed to him; that the Defendants breached an alleged contract of employment with him; that the Company deprived him of the opportunity to exercise some vested stock options, prevented some of his unvested stock options from vesting and caused all of his options to expire earlier than they otherwise would have; and that the Defendants misrepresented that the Company intended to retain him as an employee, fraudulently induced him to remain in its employ and breached alleged covenants of fair dealing.

On May 31, 2001, the Defendants filed a motion seeking to have the complaint dismissed or to have the case transferred to Texas. On August 28, 2001, the Defendants' motion to transfer was granted, and the case was transferred to the United States District Court for the Northern District of Texas, Dallas Division, as Case No. 01-CV-1776.

The Defendants and Plaintiff then both filed motions for summary judgment. On October 3, 2003, the court denied the Plaintiffs motion for summary judgment and granted Defendants motion for summary judgment for all complaints except three, the alleged damages for which totaled approximately $56,000.

On January 5, 2004, a jury trial was held to settle the remaining claims, with the jury finding for the Plaintiff on one claim, awarding $28,162, plus interest, for unpaid commissions, and finding for the Defendants on a second claim. The judge dismissed the third claim at the end of testimony, citing lack of sufficient evidence to support the Plaintiff's claim. The court awarded no legal fees or expenses to the Plaintiff. Total judgment was for approximately $35,000, which was recorded as of the period ended December 31, 2003 and paid during 2004.

On June 23, 2004, the United States District Court denied the Plaintiff's appeal for reasonable legal fees. On July 7, 2004, the Plaintiff filed a motion of appeal with the Fifth Circuit Court regarding all judgments entered by the District Court. Oral arguments on the motion to appeal were heard by the Court on March 8, 2005. On March 10, 2005, the Fifth Circuit Court affirmed the ruling of the District Court.

On June 22, 2001, a lawsuit styled Swiss-American Products, Inc. v. G. Scott Vogel and Carrington Laboratories Inc., Cause No. 01-5163-A, was filed in the 193rd Judicial District Court of Dallas County, Texas. On June 25, 2001, the Company was served with this lawsuit, an Ex Parte Temporary Restraining Order, and an Order Appointing Independent Third Party Expert Pursuant to Temporary Restraining Order. The suit alleges, among other things, that Mr. Vogel (the Company's former Vice President, Operations) improperly obtained proprietary information of Swiss-American Products, Inc. ("Plaintiff") from a former employer that manufactured products under contract for Plaintiff, and used that information on behalf of the Company, in breach of certain common law duties and a confidentiality agreement between his former employer and Plaintiff. The suit further alleges that Mr. Vogel and the Company ("Defendants") conspired to unlawfully disclose, convert and misappropriate Plaintiff's trade secrets.

The suit seeks permanent injunctive relief, including a permanent injunction prohibiting Defendants from disclosing or using to Plaintiff's disadvantage any confidential proprietary information belonging to Plaintiff which Mr. Vogel allegedly obtained from his former employer, or from developing or marketing products based on Plaintiff's formulas or other information allegedly taken from Mr. Vogel's former employer. The suit also seeks to recover damages in an unspecified amount from Defendants.

Following a hearing on July 30, 2001, the trial court entered an order setting the case for trial on July 30, 2002 and granted a temporary injunction that prohibits Defendants from (i) disclosing or using any of Plaintiff's confidential, proprietary or trade secret information; (ii) developing or marketing a wound cleanser product that is the same or substantially the same as reflected in a formula that is at issue in the lawsuit (although this prohibition expressly does not apply to products actively manufactured and sold by the Company before January 1, 2001 using the exact same formula then in effect); and (iii) destroying, concealing, altering, removing or disposing of any documents, files, computer data or other things relating to Plaintiff or Mr. Vogel's former employer, or containing or referring to trade secrets or confidential or proprietary information of Plaintiff or Mr. Vogel's former employer.

A trial was held on October 7, 2003. Three days into the proceeding a mistrial was declared due to juror misconduct. The trial judge subsequently ordered the two parties to mediate the suit and such mediation was held on May 17, 2004. Despite the efforts of the mediator, the parties were unable to reach a settlement. Although a trial date had been set for June 1, 2004, the court later moved the trial start date to September 21, 2004.

Due to the Court's striking of the economic damage model provided by the Plaintiff's expert witness, a motion for continuance was filed and accepted by the Court, with the trial start date subsequently moved to June 21, 2005.

The Company believes that Plaintiff's claims are without merit and intends to vigorously defend against those claims.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

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## PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth the high and low sales prices per share of the Common Stock for each of the periods indicated.

| Fiscal 2004 | High | Low |
|---|---|---|
| First Quarter | $5.48 | $3.72 |
| Second Quarter | 5.41 | 3.52 |
| Third Quarter | 4.55 | 3.02 |
| Fourth Quarter | 6.90 | 3.73 |

| Fiscal 2003 | High | Low |
|---|---|---|
| First Quarter | $1.08 | $0.91 |
| Second Quarter | 2.80 | 0.95 |
| Third Quarter | 6.20 | 2.18 |
| Fourth Quarter | 4.68 | 3.35 |

At March 21, 2005, there were 870 holders of record (including brokerage firms) of Common Stock and the closing price of the Company's Common Stock was $5.05.

The Company has not paid any cash dividends on the Common Stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the five years ended December 31, 2004, is derived from the consolidated financial statements of the Company, of which the Statements for the years ended December 31, 2000 through 2002, have been audited by Ernst & Young LLP, and for the years ended December 31, 2003 and 2004 have been audited by Grant Thornton LLP.

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| *(Dollars and numbers of shares in thousands except per share amounts)* | Years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| OPERATIONS STATEMENT INFORMATION: | | | | | |
| Revenues: | | | | | |
| Net product sales | $27,584 | $26,636 | $15,571 | $15,115 | $22,833 |
| Royalty income | 2,470 | 2,467 | 2,470 | 2,479 | 270 |
| Grant income | 767 | – | – | – | – |
| Total revenues | 30,821 | 29,103 | 18,041 | 17,594 | 23,103 |
| Costs and expenses: | | | | | |
| Cost of product sales | 18,250 | 18,806 | 11,739 | 9,803 | 12,782 |
| Selling, general and administrative | 7,560 | 8,017 | 6,040 | 5,016 | 10,162 |
| Research and development | 911 | 899 | 1,701 | 2,442 | 2,979 |
| Research and development, DelSite | 3,826 | 2,761 | 1,879 | – | – |
| Research and development, Aliminase™ clinical trial expenses | – | – | – | – | 623 |
| Charges related to Oregon Freeze Dry, Inc. | – | – | – | – | 223 |
| Other expense (income), net | (92) | (123) | 19 | (13) | (110) |
| Interest expense (income), net | 205 | 249 | 41 | (32) | (80) |
| Income (loss) before income taxes | 161 | (1,506) | (3,378) | 378 | (3,476) |
| Provision for income taxes | 125 | – | – | – | – |
| Net income (loss) | $ 36 | $ (1,506) | $ (3,378) | $ 378 | $ (3,476) |
| Net income (loss) per common share – basic and diluted[1] | $ 0.00 | $ (0.15) | $ (0.34) | $ 0.04 | $ (0.36) |
| BALANCE SHEET INFORMATION (as of December 31): | | | | | |
| Working capital | $ 2,244 | $ 3,019 | $ 3,989 | $ 6,315 | $ 6,275 |
| Total assets | 23,017 | 22,784 | 22,159 | 21,217 | 20,702 |
| Total shareholders' equity | 13,371 | 12,619 | 13,689 | 16,929 | 16,440 |

(1) For a description of the calculation of basic and diluted net income (loss) per share, see Note Twelve to the consolidated financial statements.

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## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### Company Overview

The Company is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of three business segments. The Company generates revenues through the sales of prescription and non-prescription medical products through its Medical Services Division. It also generates revenues through the sales of consumer and bulk raw material nutritional products and sales of specialized product development and manufacturing services to customers in the cosmetic and nutraceutical markets through its Consumer Services Division, formerly referred to as Caraloe, Inc. In addition, the Company generates revenues from research grant awards through its DelSite subsidiary that is engaged in the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

Products sold through the Medical Services Division include hydrogels, wound cleansers, hydrocolloids, advanced wound covering products, incontinence-care products and two lines of condition-specific products. Many products sold through this division contain the Company's proprietary, medical-grade raw material, Acemannan Hydrogel™. The Company regularly engages in development projects to create line extensions and other new products for this category. Products sold through the Consumer Services Division include Manapol® and other proprietary and non-proprietary raw materials sold to nutraceutical and cosmetic customers; nutritional products sold under the AloeCeuticals® brand; skin care products sold under the Snow or Sun™ brand and private-labeled products manufactured to customer specifications, including powders, creams, liquids, gels, lotions, drinks, tablets and capsules for various customers.

Prior to 1996, the Company generated most of its revenues from product sales in its Medical Services Division. In 1996, the Company launched its line of raw materials, including Manapol® powder, through its Consumer Services Division. In 2001, the Company created its specialty manufacturing group to provide services to cosmetic and nutraceutical markets. In December 2002, the Company acquired the assets of the custom division of CBI, which substantially increased revenues for the Consumer Services Division. In 2004 approximately 34% of the Company's revenues were generated through product sales, services and royalties in its Medical Services Division, 64% through sales of products and services in its Consumer Services Division and 2% through U.S. Federal grant income in its DelSite research and development subsidiary.

| Revenues | 2004 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Net product sales | $27,584 | $26,636 | $ 948 | 3.6% |
| Royalty income | 2,470 | 2,467 | 3 | 0.1% |
| Grant income | 767 | 0 | 767 | 100.0% |
| Total revenues | $30,821 | $29,103 | $1,718 | 5.9% |

### Grant Awards

In March 2004 DelSite received an SBIR grant award of up to $888,000 over a two-year period. The grant will fund additional development of GelVac™, DelSite's intranasal vaccine delivery platform technology. In October 2004 DelSite received notification of a $6 million grant over a three-year period from the National Institute of Allergy and Infectious Diseases. The $6 million grant is to fund the development of an inactivated influenza nasal powder vaccine against the H5N1 strain, commonly known as bird flu, utilizing the Company's proprietary GelVac™ delivery system. The grant was awarded under a biodefense and SARS product development initiative and will fund a three-year preclinical program.

Cash Flow

| | 2004 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Net cash provided by (used in) operating activities | $ 2,412 | $ (1,288) | $3,700 | 287.3% |
| Net cash used in investing activities | (2,172) | (1,472) | (700) | (47.6%) |
| Net cash provided by financing activities | 270 | 1,044 | (774) | (74.1%) |

The increase in net cash provided by operating activities was primarily related to a $1.1 million decrease in inventory levels in 2004, as the Company initiated programs to reduce inventory levels to improve inventory months on hand. The 2004 decrease is compared to a $1.8 million increase in inventory during 2003. Additionally, net income increased by $1.54 million, with net income of $36,000 in 2004 as compared to a net loss of $1.5 million in 2003. The Company also received an additional $1.2 million in the form of advanced royalty payments from Medline. *See Note 15 "Deferred Revenue" in the Consolidated Financial Statements for further information regarding Medline.* These items were partially offset by a decrease in accounts payable and accrued liabilities of $639,000 in 2004 as compared to a $927,000 increase in 2003. The increase in net cash used in investing activities resulted from an increased investment in facilities and equipment primarily to support the Company's DelSite subsidiary. Cash provided by financing activities in 2004 reflects increased principal payments on debt and capital lease obligations and only $650,000 of new debt incurred as compared to $1.5 million of new debt in 2003.

The Company's costs and expenses generally fall into four broad categories: cost of product sales; sales and distribution expenses in support of product sales; general and administrative expenses; product support and DelSite research and development expenses. In recent years, the Company has shifted a greater percentage of its overall research and development expenses to its DelSite subsidiary. General and administrative expenses represent corporate infrastructure costs, such as accounting, human resources and information systems, and executive management expenses. In addition to its operating expenses, the Company also incurs interest expense arising from the debt portion of its capital structure.

Costs and Expenses

| | 2004 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Cost of product sales | $18,250 | $18,806 | $ (556) | (3.0%) |
| Selling, general and administrative | 7,560 | 8,017 | (457) | (5.7%) |
| Research and development | 911 | 899 | 12 | 1.3% |
| Research and development, DelSite | 3,826 | 2,761 | 1,065 | 38.6% |
| Other expenses (income) | (92) | (123) | 31 | 25.2% |
| Interest expense (income), net | 205 | 249 | (44) | (17.7%) |

The Company utilizes the cash flow generated from its manufacturing and sales operations and borrowings to fund additional capital projects in support of manufacturing operations and to fund the research activities of its wholly-owned subsidiary, DelSite. DelSite, which was incorporated in 2001, operates separately from the Company's product-support research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite's business plan is to develop its data in support of it technologies and then partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines.

Key Performance Indicators

The following table illustrates the key performance indicators that the Company uses to measure the performance and manage the business.

| | FISCAL YEARS ENDED | |
|---|---|---|
| | 2004 | 2003 |
| Days Sales Outstanding: | | |
| Accounts Receivable | $ 3,325 | $ 3,098 |
| Fourth Quarter Sales | 7,761 | 6,705 |
| Divided by 90 days equals Average Daily Sales | 86.2 | 74.5 |
| Accounts Receivable divided by Average Daily Sales equals Days Sales Outstanding | 38.6 | 41.6 |
| Months Inventory on Hand: | | |
| Inventory | $ 4,614 | $ 5,960 |
| Fourth Quarter Cost of Product Sales | 4,473 | 4,551 |
| Divided by 3 equals Average Monthly Cost of Product Sales | 1,491 | 1,517 |
| Inventory divided by Average Monthly Cost of Product Sales equals Months Inventory on Hand | 3.1 | 3.9 |
| Current Ratio: | | |
| Current Assets | $10,566 | $11,231 |
| Divided by Current Liabilities | 8,322 | 8,212 |
| Equals Current Ratio | 1.27 | 1.37 |
| Quick Ratio: | | |
| Quick Assets | $ 5,755 | $ 5,018 |
| Divided by Current Liabilities | 8,322 | 8,212 |
| Equals Quick Ratio | 0.69 | 0.61 |
| Debt to Equity: | | |
| Current Liabilities | $ 8,322 | $ 8,212 |
| Long-term Debt | 1,324 | 1,953 |
| Total Debt | $ 9,646 | $10,165 |
| Divided by Equity | 13,371 | 12,619 |
| Equals Debt to Equity | 0.72 | 0.80 |
| Long-term Debt to Equity: | | |
| Long-term Debt | $ 1,324 | $ 1,953 |
| Divided by Equity | 13,371 | 12,619 |
| Equals Long-term Debt to Equity | 0.10 | 0.15 |
| Working Capital: | | |
| Current Assets | $10,566 | $11,231 |
| Less Current Liabilities | 8,322 | 8,212 |
| Equals Working Capital | $ 2,244 | $ 3,019 |

## Liquidity and Capital Resources

The following table summarizes the Company's contractual obligations at December 31, 2004 (amounts in thousands):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than One Year | One to Three Years | Four to Five Years | More than Five Years |
| Contractual Obligations | | | | | |
| Notes Payable | | | | | |
| Line of credit with Comerica Bank (5.75% at December 31, 2004) | $1,887 | $1,887 | $ – | $ – | $ – |
| Comerica Bank note payable (5.75% at December 31,2004) | 717 | 200 | 400 | 117 | – |
| Medline note payable (6.5% at December 31, 2004) | 582 | 582 | – | – | – |
| Bancredito notes payable (U.S. prime plus 2.5% at December 31, 2004) | 754 | 90 | 199 | 227 | 238 |
| Other | | | | | |
| Capital leases | 250 | 127 | 86 | 34 | 3 |
| Operating leases | 4,852 | 986 | 1,688 | 1,274 | 904 |
| Total contractual obligations | $9,042 | $3,872 | $2,373 | $1,652 | $1,145 |

The Company has historically depended on operating cash flows, bank financing, advances on royalty payments under certain of its existing contracts and equity financing to fund its operations, capital projects and research and development projects, with the majority of funds generated from operating cash flows. The Company also has available to it various leasing arrangements for financing equipment purchases, and is seeking additional grant awards and other potential collaborative or sponsorship funding for DelSite projects and potential licensing revenues for product lines or DelSite projects.

At December 31, 2004 and 2003, the Company held cash and cash equivalents of $2,430,000 and $1,920,000, respectively, an increase of $510,000. The increase was primarily due to a $1.1 million decrease in inventory as the Company implemented programs to reduce inventory levels, the receipt of $1.2 million from Medline as an advance payment of royalties (*See Note 15 "Deferred Revenue" in the Consolidated Financial Statements for further information regarding Medline)*; the receipt of $650,000 in loan proceeds and $716,000 in proceeds from stock option exercises and employee purchases of shares. These cash receipts were partially offset by the Company's investment in property plant and equipment of $2.2 million and debt and capital lease obligation payments of $1.1 million. Customers with significant accounts receivable balances at the end of 2004 include Natural Alternatives ($2,205,000) and Medline ($688,000), and of these amounts $2,814,000 has been collected as of February 28, 2005.

The Company has a line of credit with Comerica Bank ("Comerica") that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (5.25% at December 31, 2004) plus 0.5%. As of December 31, 2004 there was $1,887,000 outstanding on the credit line with $563,000 of credit available for operations, net of outstanding letters of credit of $550,000.

Effective July 1, 2004, the Company and Comerica negotiated an amendment to the Company's credit facilities, which, among other things, redefined the covenants that require the Company to maintain certain financial ratios. As of December 31, 2004 the Company is in compliance with all of the covenant provisions. The new covenants and the Company's position at December 31, 2004 are as follows:

| Covenant | Covenant Requirement | Company's Position |
|---|---|---|
| Total Net Worth | $12,200,000 | $12,744,000 |
| Current Ratio | 1.60 | 1.76 |
| Liquidity Ratio | 1.75 | 2.21 |

The Total Net Worth, Current Ratio and Liquidity Ratio covenant amounts and the Company's position are calculated as defined in the amendment. The definition of the current ratio in the amendment is different from the definition used in the Company's key performance indicators. The covenant amounts for these ratios will remain at these same fixed amounts until maturity of the loan.

In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (5.25%) plus 2.5%. The loan is secured by certain of the Company's equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2004, there was $343,000 outstanding on the loan.

In July 2003, the Company received a loan of $1,000,000 from Comerica under a variable rate installment note with interest and principal to be repaid in monthly installments over five years. The interest rate on the loan is the U.S. Prime Rate plus 0.5%. The loan is collateralized by the Company's accounts receivable and inventory and by a first lien on the Company's production facility in Irving, Texas. The proceeds of the loan were used in the Company's operations. As of December 31, 2004, there was $717,000 outstanding on the loan. Both the line of credit and loan with Comerica are cross-collateralized and cross-defaulted.

In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0%. The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2004, there was $410,000 outstanding on the loan.

In December 2002, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. The Company has accounted for this transaction in its financial statements as a loan, which bears interest at 6.5%. The proceeds of the loan were used to fund the acquisition of the CBI assets. As of December 31, 2004, there was $582,000 outstanding on the advance.

The Company had no additional material capital commitments as of that date other than its leases and agreements with suppliers.

In July 1998, the Company provided a $187,000 cash advance to Rancho Aloe, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production. The Company also advanced $300,000 to Rancho Aloe in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. In the fourth quarter of 1998, the Company fully reserved all amounts owed to it by Rancho Aloe, in the total amount of $487,000, due to the start-up nature of the business. In 2004, the Company received payments totaling $92,250 from Rancho Aloe against the amount due.

In December 2002, the Company acquired the assets of the custom division of Cosmetic Beauty Innovations ("CBI") for $1.0 million plus a royalty on the Company's sales to custom division customers for five years and $0.6 million for useable inventories. The royalty amount is equal to 9.0909% of Carrington's net sales of CBI products to CBI's transferring customers up to $6.6 million per year and 8.5% of Carrington's net sales of CBI products to CBI's transferring customers over $6.6 million per year. The Company recorded expenses of $271,000 and $383,000 in 2004 and 2003, respectively, for royalties due under the agreement. The CBI custom division provided product development and manufacturing services to customers in the cosmetic and skin care markets. Included in the purchase were intellectual property, certain inventories and specified pieces of equipment. The Company provides services to these customers through the Consumer Services Division development and manufacturing services group. The Company began producing products for the transferring CBI customers in February 2003 at its Irving, Texas facility.

The Company anticipates capital expenditures in 2005 of approximately $1.0 million. The expenditures will primarily be comprised of production and laboratory equipment and facility modifications.

Presently, the Company's debt/equity ratio is 0.72 to 1. Based on its current estimates, management believes that the Company has the capacity to incur additional debt, and, in 2005, the Company may seek additional financing to be used as working capital to fund additional research and development projects. The Company anticipates that any such borrowings, together with the expected cash flows from operations and licensing agreements and expected revenues from government grant programs, will provide the funds necessary to finance its current operations, including additional levels of research and development. However, the Company does not expect that its current cash resources will be sufficient to finance future major clinical studies and costs of filing new drug applications which may be necessary to develop its products to their full commercial potential. Additional funds, therefore, may need to be raised through equity offerings, borrowings, licensing arrangements or other means. Management believes that each of the enumerated financing avenues is presently available to the Company. However, there is no assurance that the Company will be able to obtain such funds on satisfactory terms when they are needed.

In March 2001, the Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 9.3% of the Company's outstanding Common Stock, dependent on market conditions. Under the authorization, purchases of Common Stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President of the Company. The Board authorized the repurchase program based on its belief that the Company's stock is undervalued in light of the Company's future prospects and that it would be in the best interest of the Company and its shareholders to repurchase some of its outstanding shares. As of March 2005, the Company had repurchased 2,400 of its outstanding Common Stock under the program.

The Company is subject to regulation by numerous governmental authorities in the United States and other countries. Certain of the Company's proposed products will require governmental approval prior to commercial use. The approval process applicable to pharmaceutical products and therapeutic agents usually takes several years and typically requires substantial expenditures. The Company and any licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or any licensee's products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude the Company or any licensees from marketing their products, or could limit the commercial use of the products, and thereby have a material adverse effect on the Company's liquidity and financial condition.

## Results of Operations

2004 was the third consecutive year of revenue growth and second consecutive year of earnings growth for the Company. Revenues, product-related gross margin and net income in 2004 increased from 2003 by 5.9%,

14.6%, and 102.4%, respectively. There were several key drivers for the increases in revenue, product-related gross margin, and net income, including: (1) increased sales of bulk raw material products by the Consumer Services Division, (2) grant income from two NIAID awards received by DelSite, and (3) cost reduction initiatives implemented to reduce freight costs, reduce costs for raw material, packing materials and shipping supplies and reduce administrative expenses.

The information presented in this financial review should be read in conjunction with other financial information provided throughout this 2004 Annual Report. The following discussion of operating results focuses on the Company's three reportable business segments: Medical Services Division, Consumer Services Division and DelSite.

Net Revenue

Net revenues in 2004 were $30.8 million, a 5.9% increase from $29.1 million in 2003. The 2004 revenue increase was the third consecutive year of revenue growth for the Company. Included in the revenue growth of $1.7 million for 2004 was approximately $767,000 related to grant awards that were received during 2004. Approximately $3.1 million in additional revenue resulted from sales of the Company's bulk Manapol® powder in 2004. These were partially offset by a decrease of $391,000 in medical services related revenue and $1.69 million in specialty manufacturing sales.

Comparative net revenue information related to the Company's operating segments is shown in the following tables.

| | | | 2004 vs. 2003 Change | |
|---|---|---|---|---|
| Net Revenue | 2004 | Total | $ | % |
| Medical Services Division | $10,391 | 33.7% | $ (391) | (3.6%) |
| Consumer Services Division | 19,663 | 63.8% | 1,342 | 7.3% |
| DelSite | 767 | 2.5% | 767 | 100.0% |
| Total | $30,821 | 100.0% | $ 1,718 | 5.9% |

| | | | 2003 vs. 2002 Change | |
|---|---|---|---|---|
| Net Revenue | 2003 | Total | $ | % |
| Medical Services Division | $10,782 | 37.0% | $ 1,312 | 13.8% |
| Consumer Services Division | 18,321 | 63.0% | 9,750 | 113.8% |
| DelSite | 0 | 0.0% | 0 | 0.0% |
| Total | $29,103 | 100.0% | $11,062 | 61.3% |

The Medical Services Division revenues decreased $391,000, or 3.6%, in 2004 from 2003, primarily due to decreased demand of wound care products from Medline, the Company's exclusive domestic distributor. Total sales of the Division's domestic wound care products decreased by $1.44 million to $4.10 million in 2004 from $5.54 million in 2003, as Medline decreased its inventory stock levels. Additionally, the Division's products are facing increasing competitive pressure from low-end, commodity-type products which are eroding their market share. Educational efforts are underway to support Medline's sales efforts in product differentiation, performance and net cost of therapy to the customer. The Company has also initiated selective advertisements to support its brand. Total sales of the Division's international wound care products increased $396,000 to $844,000 in 2004 from $448,000 in 2003, with the sales increase due to increased European sales. Additionally, sales of $2.97 million in 2004, compared to $2.33 million in 2003, were generated from products the Division produced for Medline under a supply agreement entered into in December 2000, whereby the company manufactures Medline's own branded dermal management products on a non-exclusive basis. The

Division also recorded royalty revenue of $2.47 million in each of 2004, 2003 and 2002 relating to the exclusive Licensing and Distribution Agreement with Medline.

The Medical Services Division's revenues increased 13.8% in 2003 from 2002. This sales growth resulted primarily from additional products being added to the Supply Agreement including the production of Medline's dermal management products, sales of which increased by $1.28 million to $2.33 million in 2003 from $1.05 million in 2002.

The Company's Consumer Services Division recorded an increase in revenues of $1.34 million, or 7.3%, to $19.66 million in 2004 over revenues of $18.32 million in 2003. Sales of bulk Manapol® powder grew $3.11 million to $14.56 million in 2004 from $11.46 million in 2003. The Division currently sells bulk Manapol® powder to Natural Alternatives under a one-year, non-exclusive supply and licensing agreement with Natural Alternatives and Mannatech, Inc., that commenced in 1997 and extends to November 2005. Total sales to this customer were $14.41 million, $11.35 million and $6.37 million for the years 2004, 2003 and 2002, respectively. Sales for the Division's specialty manufacturing business, which develops and manufactures a variety of gels, creams, lotions and drinks for customers in the cosmetic, skin care and nutraceutical industries, decreased $1.69 million to $4.66 million in 2004 from $6.35 million in 2003, due in part to intensifying competition in the specialty manufacturing market. Of this decrease, $529,000 was attributable to the cancellation of a single product manufactured for a major customer, and $171,000 was due to a decrease in international sales of drinks manufactured for Japan, Taiwan and Korea. Additionally, sales of the Division's Aloeceuticals® line of immune-enhancing dietary supplements decreased by $77,000 to $442,000 in 2004 from $519,000 in 2003.

The Consumer Services Division's revenues increased 113.8% in 2003 from 2002. The 2003 revenue growth of $9.75 million was primarily attributable to sales of the Division's bulk Manapol® powder, which increased by $4.95 million to $11.46 million in 2003 from $6.51 million in 2002, and to $4.11 million of sales of products the Company produced for former customers of CBI in the first year after the acquisition. Additionally, an $846,000 increase was attributable to the addition of a single product manufactured for a major customer. These increases were partially offset by an international sales decrease of $137,000 for drinks manufactured for Japan, Taiwan and Korea.

Revenues from the Company's DelSite subsidiary were $767,000 in 2004, the first year that DelSite has recorded revenues. These revenues represent two grant awards received from NIAID. In March 2004 DelSite received a Small Business Innovation Research grant award of up to $888,000 over a two-year period. Revenue of $447,000 was recognized in 2004 from this grant. In October 2004 DelSite received a $6 million grant award from NIAID under a biodefense and SARS product development initiative that will fund a three-year preclinical program. Revenue of $320,000 was recognized in 2004 from this grant.

Product-Related Gross Margin

The product-related gross margins of $11.80 million in 2004 reflect a $1.51 million, or 14.6%, increase over 2003. The increase in product-related gross margins reflects the increased revenue levels for the Consumer Services Division plus cost reduction programs that led to improvements in capacity utilization and production efficiencies. Product-related gross margins of $10.30 million in 2003 were 63.4% higher than the $6.30 million received in 2002. This increase was primarily the result of increased sales levels and improved capacity utilization.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Comparative product-related gross margin information related to the Company's business segments is shown in the following table.

| Product-Related Gross Margins | 2004 | Total | 2004 vs. 2003 Change $ | 2004 vs. 2003 Change % |
|---|---|---|---|---|
| Medical Services Division | $ 2,550 | 21.6% | $ (465) | (15.4%) |
| Consumer Services Division | 9,254 | 78.4% | 1,971 | 27.1% |
| Total | $11,804 | 100.0% | $1,506 | 14.6% |

| Product-Related Gross Margins | 2003 | Total | 2003 vs. 2002 Change $ | 2003 vs. 2002 Change % |
|---|---|---|---|---|
| Medical Services Division | $ 3,014 | 29.3% | $ 5 | 0.2% |
| Consumer Services Division | 7,283 | 70.7% | 3,990 | 121.1% |
| Total | $10,297 | 100.0% | $3,995 | 63.4% |

Product-related gross margin for the Medical Services Division, which includes $2.47 million of royalty revenue for each year presented, decreased 15.4% to $2.55 million in 2004 from $3.01 million in 2003. The reduction in product-related gross margin in 2004 was primarily the result of increased sales of Medline-branded dermal management products which have dramatically lower product-related gross margins than the Carrington-branded wound care products the Company produces. The increased production of these products improved the capacity utilization and thereby helped to reduce manufacturing variances in the Irving manufacturing facility. Product-related gross margins in 2003 increased 0.2% from 2002.

The Consumer Services Division reported an increase of $1.97 million, or 27.1%, in product-related gross margins in 2004 compared to 2003. The increase was primarily due to the increase in sales noted above. In addition, the Division experienced reductions in the direct cost of packaging components and a shift in product mix toward higher margin product sales. The segment's 2003 product-related gross margin increased 121.1% over 2002 primarily as a result of increased sales of cosmetic products manufactured from the CBI acquisition, increased sales of bulk Manapol® powder, and ongoing discretionary cost reduction programs.

DelSite's 2004 revenues were $767,000. DelSite has no direct cost of goods sold, only research and development cost.

Selling, General and Administrative Expenses

The Company experienced a decrease of 5.7% in selling, general and administrative expenses during 2004. These expenses totaled $7.56 million in 2004, a decrease of $457,000 from $8.02 million in 2003. The Company recorded a decrease in distribution-related expenses of $254,000 to $2.03 million in 2004 from $2.29 million in 2003. The reduction was primarily related to consolidated shipping programs and reduced freight rates achieved through improved negotiations with freight carriers. Additionally, the Company experienced a $74,000 decrease in selling expenses to $2.06 million in 2004 from $2.13 million in 2003. This decrease was primarily attributable to headcount reductions in Aloeceuticals® sales personnel. The Company also recorded a decrease of $128,000 in administrative expenses to $3.47 million in 2004 from $3.60 million in 2003 as the Company more efficiently managed these expenses.

In 2003, the Company experienced a $1.98 million, or 32.8% increase in selling, general and administrative expenses from $6.04 million in 2002. Distribution-related expenses increased by $1.09 million in 2003 due to increased shipping volume and increased facility costs associated with the growing business. Selling expenses increased by $403,000 and administrative costs increased by $480,000 primarily in the areas of salary, professional fees and information systems expenses to support the increased level of operations and to improve the infrastructure of the Company.

Research and Development

Specialized research and development expenses in support of the Company's ongoing operations rose by 1.3%, increasing to $911,000 in 2004 from $899,000 in 2003. These expenses decreased by 52.8% in 2003 from $1.70 million in 2002. The significant decrease in 2003 was a result of the Company's efforts to refocus the activities of this group toward services in support of manufacturing, including formulation design, formulation modifications and re-engineering, technology transfer to the manufacturing suite and stability studies.

DelSite operates independently from the Company's specialized research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite began operations in January 2002 and its expenses totaled $3.83 million in 2004. The 2004 expenditures were a 38.6% increase over the 2003 expenditures of $2.76 million. The 2003 expenditures were a 47.7% increase over the 2002 expenditures of $1.87 million.

Combined research and development expenses totaled $4.74 million, $3.66 million and $3.58 million for the years 2004, 2003 and 2002, respectively.

Other Expense (Income)

Other expense or income primarily consists of collections the Company has received from Rancho Aloe against a fully reserved note receivable balance.

Interest Expense

Net interest expense of $205,000 was recorded in 2004 versus net interest expense of $249,000 in 2003, with the decrease of $44,000 due to lower outstanding debt balances throughout 2004. Net interest expense increased by $208,000 in 2003, rising from $41,000 in 2002 to $249,000. The increase was due to increased Company borrowings in 2003.

Income Taxes

The Company incurred $125,000 of foreign income tax expense related to the Company's operations in Costa Rica in 2004. This was the first year that these activities were subject to income taxes. The Company commenced operations in Costa Rica in July 1992 and was granted a 100% exemption for the first twelve years of operations and a 50% exemption for the next six years of operation. The Company's current tax rate in Costa Rica is 15% and will increase to 30% effective July 1, 2010.

There was no benefit or expense for U.S. income taxes in 2004, 2003 or 2002 as the Company has provided a valuation allowance against all U.S. deferred tax asset balances at December 31 of each year due to the uncertainty regarding realization of the asset.

Net Earnings and Earnings Per Share

Net earnings of $36,000, or basic and diluted earnings per share of $0.00, were at a three-year high in 2004. Net loss was $1.50 million in 2003, or basic and diluted loss per share of $(0.15), compared to a loss of $3.38 million, or basic and diluted loss per share of $(0.34), in 2002. Basic and diluted average shares outstanding for 2004 were 10,590,062 and 11,171,305, respectively, compared to basic and diluted average shares outstanding for 2003 of 10,120,147. Basic and diluted average shares outstanding for 2002 were 9,888,759. The increase in basic and diluted average shares outstanding was primarily due to additional stock option grants that are in-the-money at year end and employee share purchases.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its results of operations.

## Critical Accounting Policies

The Company has identified the following accounting policies as critical. The Company's accounting policies are more fully described in Note Two of the Financial Statements. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts and inventories. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company records reductions to revenue for estimated returns based upon recent history. Historical returns have been $2,000, $105,000 and $74,000 for the years ending December 31, 2004, 2003, and 2002, respectively. Accordingly, the Company has a $35,000 reserve recorded for customer returns at December 31, 2004. If market conditions were to decline or inventory was in danger of expiring or becoming obsolete, the Company may be required to implement customer incentive offerings, such as price discounts, resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, if demand for the Company's product were to drop, the Company's distributors may request permission from the Company to return product for credit causing a need to re-evaluate and possibly increase the reserve for product returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company has provided a valuation allowance against the net deferred tax assets, based on available evidence that the assets may not be realized.

## Forward Looking Statements

All statements other than statements of historical fact contained in this report, including but not limited to statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (and similar statements contained in the Notes to Consolidated Financial Statements) concerning the Company's financial position, liquidity, capital resources and results of operations, its prospects for the future and other matters, are forward-looking statements. Forward-looking statements in this report generally include or are accompanied by words such as "anticipate", "believe", "estimate", "expect", "intend", "will", "would", "should" or words of similar import. Such forward-looking statements include, but are not limited to, statements regarding the ability of local suppliers of *Aloe vera* L. leaves in Costa Rica to supply the Company's need for leaves; the condition, capacity and adequacy of the Company's manufacturing and laboratory facilities and equipment; the adequacy of the protection that the Company's patents provide to the conduct of its business operations; the adequacy of the Company's protection of its trade secrets and unpatented proprietary know-how; the Company's belief that the claims of the Plaintiffs identified under Item 3 of Part I of this report are without merit; the adequacy of the Company's cash resources and cash flow from operations to finance its current operations; and the Company's intention, plan or ability to repurchase shares of its outstanding Common Stock, to initiate, continue or complete clinical and other research programs, to obtain financing when it is needed, to fund its operations from revenue and other available cash resources, to enter into licensing agreements, to develop and market new products and increase sales of existing products, to obtain government approval to market new products, to file additional patent applications, to rely on trade secrets, unpatented proprietary know-how and technological innovation, to reach satisfactory resolutions of its disputes with third parties, to acquire sufficient quantities of *Aloe vera* L. leaves from local suppliers at significant savings, to collect the amounts owed to it by its distributors, customers and other third parties, and to use its tax loss carryforwards before they expire, as well as various other matters.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include but are not limited to the possibilities that the Company may be unable to obtain the funds needed to carry out large scale clinical trials and other research and development projects, that the results of the Company's clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested, that new products may not receive required approvals by the appropriate government agencies or may not meet with adequate customer acceptance, that the Company may not be able to obtain financing when needed, that the Company may not be able to obtain appropriate licensing agreements for products that it wishes to market or products that it needs assistance in developing, that the Company's efforts to improve its sales and reduce its costs may not be sufficient to enable it to fund its operating costs from revenues and available cash resources, that one or more of the customers that the Company expects to purchase significant quantities of products from the Company may fail to do so, that competitive pressures may require the Company to lower the prices of or increase the discounts on its products, that the Company's sales of products it is contractually obligated to purchase from suppliers may not be sufficient to enable and justify its fulfillment of those contractual purchase obligations, that other parties who owe the Company substantial amounts of money may be unable to pay what they owe the Company, that the Company's patents may not provide the Company with adequate protection, that the Company's manufacturing facilities may be inadequate to meet demand, that the Company's distributors may be unable to market the Company's products successfully, that the Company may not be able to resolve its disputes with third parties in a satisfactory manner, that the Company may be unable to reach a satisfactory agreement with other important suppliers, that the Company may not be able to use its tax loss carryforwards before they expire, that the Company may not have sufficient financial resources necessary to repurchase shares of its outstanding Common Stock, that the Company may be unable to maintain effective internal controls over financial reporting, and that the Company may be unable to produce or obtain, or may have to pay excessive prices for, the raw materials or products it needs.

All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in the two immediately preceding paragraphs.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

### Foreign Currency

The Company's manufacturing operation in Costa Rica accounted for 33.5% of cost of sales for the year ended December 31, 2004. The Company's functional currency in Costa Rica is the U.S. Dollar. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in Costa Rica. When the U.S. Dollar strengthens against the Costa Rica Colon the cost of sales decreases. During 2004, the exchange rate from U.S. Dollar to Costa Rica Colon increased by 9.6% to 458 at December 31, 2004. The effect of an additional 10% strengthening in the value of the U.S. Dollar relative to the Costa Rica Colon in 2004 would have resulted in an increase of $556,130 in gross profit. The Company's sensitivity analysis of the effects of changes in foreign currency rates does not factor in a potential change in sales levels or local currency prices.

Sales of products to foreign markets comprised 4.6% of sales for 2004. These sales are generally denominated in U.S. Dollars. The Company does not believe that changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company distributes its products would have a significant effect on operating results. If sales to foreign markets increase in future periods, the effects could become significant.

Changes in short-term interest rates on debt balances with variable interest rates could have an affect on the Company's earnings. At December 31, 2004, a hypothetical one percent increase in interest rates would result in an increase in interest expense of $40,000 on an annual basis.

For quantitative and qualitative disclosures about market risk related to the supply of *Aloe vera* L. leaves, see "Business – Raw Materials and Processing."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to Item 8 is submitted as a separate section of this Form 10-K. See Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on their evaluation, as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective.

There have been no changes in internal control over financial reporting, for the period covered by this report, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

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## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Election of Directors," "Corporate Governance and Board Committees," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2005 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2004.

### ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement relating to its 2005 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2004.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDERS MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Security Ownership of Management" and "Principal Shareholders" in the Company's definitive Proxy Statement relating to its 2005 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2004.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information, if any, required by Item 13 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Certain Transactions", if any, in the Company's definitive Proxy Statement relating to its 2005 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2004.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Principal Accountant Fees and Services" in the Company's definitive Proxy Statement relating to its 2005 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2004.

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## PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1) Financial Statements.

Reference is made to the index on page F-1 for a list of all financial statements filed as a part of this Annual Report.

(2) Financial Statement Schedules.

Reference is made to the index on page F-1 for a list of one financial statement schedule filed as a part of this Annual Report.

(3) Exhibits.

Reference is made to the Index to Exhibits on pages E-1 through E-5 for a list of all exhibits to this report.

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# CARRINGTON LABORATORIES, INC.
# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Consolidated Financial Statements of the Company:

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| ASSETS: | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 2,430 | $ 1,920 |
| Accounts receivable, net of allowance for doubtful accounts of $162 and $181 at December 31, 2004 and 2003, respectively | 3,325 | 3,098 |
| Inventories, net | 4,614 | 5,960 |
| Prepaid expenses | 197 | 253 |
| Total current assets | 10,566 | 11,231 |
| Property, plant and equipment, net | 11,674 | 10,538 |
| Customer relationships, net | 585 | 777 |
| Other assets, net | 192 | 238 |
| Total assets | $23,017 | $22,784 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Current Liabilities: | | |
| Line of credit | $ 1,887 | $ 1,587 |
| Accounts payable | 1,674 | 2,037 |
| Accrued liabilities | 1,328 | 1,604 |
| Current portion of long-term debt and capital lease obligations | 1,000 | 1,104 |
| Deferred revenue | 2,433 | 1,880 |
| Total current liabilities | 8,322 | 8,212 |
| Long-term debt and capital lease obligations | 1,324 | 1,953 |
| Commitments and contingencies | | |
| SHAREHOLDERS' EQUITY: | | |
| Common stock, $.01 par value, 30,000,000 shares authorized, 10,722,364 and 10,384,669 shares issued at December 31, 2004 and 2003, respectively | 107 | 104 |
| Capital in excess of par value | 53,713 | 53,000 |
| Accumulated deficit | (40,446) | (40,482) |
| Treasury stock at cost, 2,400 shares at December 31, 2004 and 2003 | (3) | (3) |
| Total shareholders' equity | 13,371 | 12,619 |
| Total liabilities and shareholders' equity | $23,017 | $22,784 |

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Revenues: | | | |
| Net product sales | $27,584 | $26,636 | $15,571 |
| Royalty income | 2,470 | 2,467 | 2,470 |
| Grant income | 767 | – | – |
| Total revenues | 30,821 | 29,103 | 18,041 |
| Cost and expenses: | | | |
| Cost of product sales | 18,250 | 18,806 | 11,739 |
| Selling, general and administrative | 7,560 | 8,017 | 6,040 |
| Research and development | 911 | 899 | 1,701 |
| Research and development, DelSite | 3,826 | 2,761 | 1,879 |
| Other expense (income) | (92) | (123) | 19 |
| Interest expense (income), net | 205 | 249 | 41 |
| Net income (loss) before income taxes | 161 | (1,506) | (3,378) |
| Provision for income taxes | 125 | – | – |
| Net income (loss) | $ 36 | $ (1,506) | $ (3,378) |
| Basic and diluted earnings (loss) per share | $ 0.00 | $ (0.15) | $ (0.34) |
| Basic shares outstanding | 10,590 | 10,120 | 9,889 |
| Diluted shares outstanding | 11,171 | 10,120 | 9,889 |

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002
(Amounts in thousands)

| | Common Stock | | Capital in Excess of Par Value | Accumulated Deficit | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | Shares | Amount | |
| January 1, 2002 | 9,809 | $ 98 | $52,429 | $(35,598) | – | $ – | $16,929 |
| Issuance of common stock for employee stock purchase plan | 149 | 2 | 126 | – | – | – | 128 |
| Issuance of common stock for stock option plan | 10 | – | 13 | – | – | – | 13 |
| Treasury stock purchase | – | – | – | – | 2 | (3) | (3) |
| Net loss | – | – | – | (3,378) | – | – | (3,378) |
| December 31, 2002 | 9,968 | 100 | 52,568 | (38,976) | 2 | (3) | 13,689 |
| Issuance of common stock for employee stock purchase plan | 246 | 2 | 197 | – | – | – | 199 |
| Issuance of common stock for stock option plan | 171 | 2 | 235 | – | – | – | 237 |
| Net loss | – | – | – | (1,506) | – | – | (1,506) |
| December 31, 2003 | 10,385 | 104 | 53,000 | (40,482) | 2 | (3) | 12,619 |
| Issuance of common stock for employee stock purchase plan | 56 | – | 163 | – | – | – | 163 |
| Issuance of common stock for stock option plan | 281 | 3 | 550 | – | – | – | 553 |
| Net income | – | – | – | 36 | – | – | 36 |
| December 31, 2004 | 10,722 | $107 | $53,713 | $(40,446) | 2 | $(3) | $13,371 |

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Operating activities: | | | |
| Net income (loss) | $ 36 | $(1,506) | $(3,378) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Provision for bad debts | 48 | 150 | 38 |
| Provision for inventory obsolescence | 205 | 200 | 135 |
| Depreciation and amortization | 1,241 | 1,309 | 1,087 |
| Loss on disposal of assets | – | 8 | 21 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (275) | (878) | (786) |
| Inventories | 1,141 | (1,827) | 870 |
| Prepaid expenses | 56 | 350 | (414) |
| Other assets | 46 | 21 | (49) |
| Accounts payable and accrued liabilities | (639) | 927 | 731 |
| Deferred revenue | 553 | (42) | 380 |
| Net cash provided by (used in) operating activities | 2,412 | (1,288) | (1,365) |
| Investing activities: | | | |
| Cash paid in purchase of business, net of cash acquired | – | (79) | (1,001) |
| Purchases of property, plant and equipment | (2,172) | (1,393) | (378) |
| Net cash used in investing activities | (2,172) | (1,472) | (1,379) |
| Financing activities: | | | |
| Borrowings on line of credit | 300 | – | 824 |
| Proceeds from debt issuances | 350 | 1,500 | 2,000 |
| Principal payments on debt and capital lease obligations | (1,096) | (892) | (36) |
| Issuances of common stock | 716 | 436 | 141 |
| Treasury stock purchased | – | – | (3) |
| Net cash provided by financing activities | 270 | 1,044 | 2,926 |
| Net increase (decrease) in cash and cash equivalents | 510 | (1,716) | 182 |
| Cash and cash equivalents at beginning of year | 1,920 | 3,636 | 3,454 |
| Cash and cash equivalents at end of year | $ 2,430 | $ 1,920 | $ 3,636 |
| Supplemental disclosure of cash flow information | | | |
| Cash paid during the year for interest | $ 225 | $ 259 | $ 61 |

The accompanying notes are an integral part of these statements.

## NOTE ONE. BUSINESS

Carrington Laboratories, Inc. (the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.

The Company's Medical Services Division offers a comprehensive line of wound management products to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. The Company and Medline Industries, Inc. ("Medline") entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company's wound and skin care products (the "Products") in the United States, Canada, Puerto Rico and the U.S. Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which were generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.

The agreement also grants Medline a nonexclusive license to use certain of the Company's trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, "Other Products").

The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales. The Company and Medline amended the Distributor and License Agreement in April 2004 to extend the term of the agreement through November 30, 2008. The amended agreement specified an advance payment of $1,250,000, which the Company has received.

The Company entered into a Supply Agreement with Medline effective December 1, 2000, which among other things, provides that the Company will manufacture Medline brand dermal management products. The Supply Agreement is co-terminus with the amended Distributor and License Agreement.

The Consumer Services Division, formerly referred to as Caraloe, Inc., markets or licenses consumer products and bulk raw material products. Principal sales of the Division are bulk raw material products which are sold to U.S. manufacturers who include the high quality extracts from *Aloe vera* L. in their finished products. The Consumer Services Division also provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets.

The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development and commercialization of its new proprietary complex carbohydrate (Gelsite® polymer) that the Company is developing for use as a drug and vaccine delivery system.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately held manufacturer of skin and cosmetic products with operations in Fort Worth, Texas.

Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for inventory of CBI. In addition, for the five-year period ending in December 2007 the Company agreed to pay CBI an amount equal to 9.0909% of Carrington's net sales of CBI products to CBI's transferring customers up to $6.6 million per year and 8.5% of Carrington's net sales of CBI products to CBI's transferring customers over $6.6 million per year. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. Carrington uses these assets in a substantially similar manner. The Company provides services to these customers through the Consumer Services Division's development and manufacturing services group. The Company recorded $100,000 for the purchase of equipment and $980,000 for the purchase of customer relationship intangibles in connection with the acquisition.

The Company's products are produced at its plants in Irving, Texas and Costa Rica. A portion of the *Aloe vera* L. leaves used for manufacturing the Company's products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Central and South America.

NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS. The Company's policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted. None of the cash equivalents are restricted for any years presented.

INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market. The Company records a reserve for inventory obsolescence based on an analysis of slow moving and expired products.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases or the estimated lives of the assets, whichever is less. Expenditures for maintenance and repairs are charged to expense as incurred.

LONG-LIVED ASSETS. The Company reviews long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There have been no impairment charges recorded in the years presented.

CUSTOMER RELATIONSHIPS. In connection with the CBI acquisition described in Note One, the Company recorded a finite-lived intangible asset of $980,000 for customer relationships acquired. The Company is amortizing this intangible asset over five years, which is based on the estimated life of the customer relationships. Future amounts paid to the sellers based on a percentage of sales of CBI products as described in Note One will be recorded as an expense in the same period the corresponding sales are recorded. The Company recorded expenses of $271,000 and $383,000 in 2004 and 2003, respectively, for royalties due under the agreement. The Company recorded expense for amortization of the intangible asset of $193,000 and $195,000 in 2004 and 2003, respectively, and accumulated amortization of $388,000 and $195,000 at December 31, 2004 and 2003, respectively. Amortization expenses over each of the next three years are expected to be approximately $200,000 per year.

TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations.

REVENUE RECOGNITION. The Company recognizes revenue for product sales at the time of shipment when title to the goods transfers and collectibility is reasonably assured, net of a reserve for estimated returns. Royalty income is recognized over the period of the licensing and royalty agreement. Grant income is recognized ratably as the grant budget-approved expenses are incurred.

DEFERRED REVENUE. Deferred revenue is primarily related to the licensing and royalty agreement with Medline and represents amounts received in excess of amounts amortized to royalty income.

INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment.

FREIGHT COSTS. Shipping costs incurred by the Company are included in the consolidated statement of operations in selling, general and administrative expenses and were $914,000, $1,230,000 and $500,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

ADVERTISING COSTS. Advertising costs, included in selling, general and administrative, are expensed as incurred and were $240,000, $190,000 and $191,000 for the years ended 2004, 2003 and 2002, respectively.

STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.* Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the quoted market price of the stock on the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), *Accounting for Stock-Based Compensation* and Statement of Financial Accounting Standards No. 148 (FAS 148), *Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123.* Under the provisions of FAS 123, pro forma compensation expense related to options issued to employees is disclosed based on the fair value of options on the grant date.

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The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provision of FAS 123 to stock based compensation:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income (loss) (in thousands): | | | |
| As reported | $ 36 | $(1,506) | $(3,378) |
| Less: Stock-based compensation expense determined under fair value-based method | (1,496) | (583) | (331) |
| Pro forma net loss | $ (1,460) | $(2,089) | $(3,709) |
| Basic and diluted shares outstanding | 10,590 | 10,120 | 9,889 |
| Net income (loss) per share: | | | |
| Basic and diluted as reported | $ 0.00 | $ (0.15) | $ (0.34) |
| Basic and diluted pro forma | (0.14) | (0.21) | (0.38) |

Because options vest over a period of several years and additional awards are generally made each year, the pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings or losses for future years.

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted-average number of shares of common stock outstanding during the year. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive. The Company uses its weighted-average close price of its stock for the reporting period to determine the dilution of its stock options and warrants related to its EPS calculation.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include accounts receivable bad debt, inventory obsolescence and return reserves. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities estimate fair value due to their relative short-term nature. The majority of the Company's debt approximates fair value due to the nature of the floating interest rates being charged.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

NEW PRONOUNCEMENTS. In November 2004, the FASB issued SFAS No. 151 "Inventory Costs." This Statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This Statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company anticipates no material effect from the adoption of SFAS No. 151.

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payments," which replaces SFAS No. 123 "Accounting for Stock Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As such, pro forma disclosure in lieu of expensing is no longer an alternative. The new standard is effective in the first interim or annual reporting period beginning after June 15, 2005. The Company is currently assessing the impact that the statement may have on its financial statements.

## NOTE THREE. INVENTORIES

The following summarizes the components of inventory at December 31, 2004 and 2003, in thousands:

| | 2004 | 2003 |
|---|---|---|
| Raw materials and supplies | $2,306 | $3,009 |
| Work-in-process | 514 | 638 |
| Finished goods | 2,613 | 3,048 |
| Less obsolescence reserve | (819) | (735) |
| Total | $4,614 | $5,960 |

## NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2004 and 2003, in thousands:

| | 2004 | 2003 | Estimated Useful Lives |
|---|---|---|---|
| Land | $ 1,391 | $ 1,391 | |
| Buildings and improvements | 10,297 | 9,286 | 7 to 25 years |
| Furniture and fixtures | 638 | 620 | 4 to 8 years |
| Machinery and equipment | 9,488 | 8,831 | 3 to 10 years |
| Leasehold improvements | 1,332 | 846 | 3 to 10 years |
| Equipment under capital leases | 392 | 379 | 5 years |
| Total | 23,538 | 21,353 | |
| Less accumulated depreciation and amortization | 11,864 | 10,815 | |
| Property, plant and equipment, net | $11,674 | $10,538 | |

The net book value of property, plant and equipment in Costa Rica at December 31, 2004 and 2003 was $4,241,000 and $3,593,000, respectively.

## NOTE FIVE. ACCRUED LIABILITIES

The following summarizes significant components of accrued liabilities at December 31, 2004 and 2003, in thousands:

| | 2004 | 2003 |
|---|---|---|
| Accrued payroll | $ 267 | $ 550 |
| Accrued insurance | 194 | 227 |
| Accrued taxes | 290 | 181 |
| Accrued professional fees | 145 | 197 |
| Other | 432 | 449 |
| Total | $1,328 | $1,604 |

NOTE SIX. LINE OF CREDIT

The Company has a line of credit with Comerica Bank Texas ("Comerica") that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (5.25% at December 31, 2004) plus 0.5%. As of December 31, 2004 there was $1,887,000 outstanding on the credit line with $563,000 of credit available for operations, net of outstanding letters of credit of $550,000. The line of credit has no expiration date and is payable on demand.

Effective July 1, 2004, the Company and Comerica negotiated an amendment to the Company's credit facilities, which, among other things, redefined the covenants that require the Company to maintain certain financial ratios. As of December 31, 2004 the Company is in compliance with all of the covenant provisions. The new covenants and the Company's position at December 31, 2004 are as follows:

| Covenant | Covenant Requirement | Company's Position |
|---|---|---|
| Total net worth | $12,200,000 | $12,744,000 |
| Current ratio | 1.60 | 1.76 |
| Liquidity ratio | 1.75 | 2.21 |

The total net worth, current ratio and liquidity ratio covenant amounts and the Company's position are calculated as defined in the amendment. The covenant amounts for these ratios will remain at these same fixed amounts until maturity.

NOTE SEVEN. LONG-TERM DEBT

In December 2002, Medline advanced the Company $2,000,000 against future royalty payments due under the Distributor and License Agreement. The amount bears interest at 6.5% and is being repaid by reducing each quarterly royalty payment due from Medline through September 2005 by approximately $200,000. As of December 31, 2004, there was $582,000 outstanding on the advance.

In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (5.25%) plus 2.0%. As of December 31, 2004, there was $410,000 outstanding on the loan.

In July 2003, the Company received a loan of $1,000,000 from Comerica under a variable rate installment note with interest and principal to be repaid in monthly installments over five years. The interest rate on the loan is the U.S. Prime Rate ($5.25%) plus 0.5%. The loan is collateralized by the Company's accounts receivable and inventory and by a lien on the Company's production facility in Irving, TX (with a carrying value of $4,089,000). As of December 31, 2004 there was $717,000 outstanding on the loan.

Both the line of credit and loan with Comerica are cross-collateralized and cross-defaulted.

In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (5.25%) plus 2.5%. As of December 31, 2004, there was $343,000 outstanding on the loan.

Both the loans through Bancredito are secured by land and equipment in Costa Rica (with a carrying value of approximately $700,000).

The following summarizes annual maturities at December 31, 2004, in thousands:

| | |
|---|---|
| 2005 | $ 873 |
| 2006 | 310 |
| 2007 | 307 |
| 2008 | 229 |
| 2009 | 117 |
| Thereafter | 238 |
| Total | $2,074 |

NOTE EIGHT. COMMON STOCK

SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase common stock at a price equal to the lesser of 85% of the market price of the Company's common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,250,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2004, a total of 927,420 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 2004 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted in 2004 vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 500,000 shares of Common Stock for issuance under this plan. As of December 31, 2004, options to purchase 340,050 shares were available for future grants under the plan.

The Company also has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted in or subsequent to December 1998 normally vested at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options granted subsequent to 2001 vested at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. As of December 31, 2004, options to purchase 66 shares were available for future grants under the plan. The Plan expires on April 1, 2005 after which no additional grants may be made under the plan. In accordance with the provision of the plan, all options issued under the plan and outstanding on the expiration date of the plan shall remain outstanding until the earlier of their exercise, forfeiture or lapse.

The following summarizes stock option activity for each of the three years in the period ended December 31, 2004 (shares in thousands):

| | Shares | Price Per Share | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, January 1, 2002 | 1,373 | $1.05 to $28.75 | $3.11 |
| Granted | 375 | $1.05 to $ 1.50 | $1.28 |
| Forfeited | (227) | $1.05 to $12.75 | $3.62 |
| Exercised | (10) | $1.31 to $ 2.06 | $1.38 |
| Balance, December 31, 2002 | 1,511 | $1.05 to $28.75 | $2.58 |
| Granted | 358 | $1.58 to $ 4.26 | $2.94 |
| Forfeited | (73) | $1.05 to $10.25 | $1.68 |
| Exercised | (171) | $1.05 to $ 4.81 | $1.41 |
| Balance, December 31, 2003 | 1,625 | $1.05 to $28.75 | $2.82 |
| Granted | 632 | $3.90 to $ 5.30 | $4.66 |
| Forfeited | (204) | $1.05 to $28.75 | $4.95 |
| Exercised | (231) | $1.05 to $ 4.26 | $1.62 |
| Balance, December 31, 2004 | 1,822 | $1.05 to $27.00 | $3.38 |
| Options exercisable at December 31, 2002 | 1,092 | $1.05 to $28.75 | $3.12 |
| Options exercisable at December 31, 2003 | 1,326 | $1.05 to $28.75 | $2.81 |
| Options exercisable at December 31, 2004 | 1,440 | $1.05 to $27.00 | $3.13 |

*The following table summarizes information about stock options outstanding at December 31, 2004:*

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares (In thousands) | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Shares (In thousands) | Weighted Average Exercise Price |
| $27.00 to $27.00 | 1 | 0.92 years | $27.00 | 1 | $27.00 |
| $11.13 to $12.75 | 2 | 0.01 years | $11.13 | 2 | $11.13 |
| $ 6.00 to $ 7.50 | 28 | 2.08 years | $ 7.50 | 28 | $ 7.50 |
| $ 3.90 to $ 5.30 | 988 | 8.76 years | $ 4.63 | 612 | $ 4.78 |
| $ 2.03 to $ 3.00 | 228 | 4.57 years | $ 2.29 | 228 | $ 2.29 |
| $ 1.05 to $ 1.80 | 575 | 7.38 years | $ 1.42 | 569 | $ 1.41 |
| | 1,822 | 7.30 years | $ 3.38 | 1,440 | $ 3.13 |

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants to employees in 2004, 2003, and 2002, respectively: risk-free interest rates of 3.51%, 4.27% and 3.00%; expected dividend yields of 0%; expected volatility of 79.2%, 89.7% and 105.2% and expected lives of 5 years for all periods presented. The weighted average fair values of options granted were $3.11, $2.20 and $1.00 in 2004, 2003 and 2002, respectively.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance. At December 31, 2004 there were no warrants outstanding. At December 31, 2003 there were 50,000 warrants exercisable at $3.50 per share.

COMMITMENTS. On May 3, 2004, the Company retained Redington, Inc. to provide certain investor relations services. In addition to cash payments for its consulting services, Redington was also granted a non-qualified stock option to purchase 150,000 shares of the Company's Common Stock at a price of $4.15 per share, the closing price on that date. The Options are exercisable based upon the attainment of certain sustained share price levels. During the period it becomes probable that the share price levels would be achieved, a charge to the statement of operations will be recorded based on the fair value of the options at that time.

COMMON STOCK RESERVED. At December 31, 2004, the Company had reserved a total of 2,485,173 common shares for future issuance relating to the employee stock purchase plan and stock option plan.

NOTE NINE. COMMITMENTS AND CONTINGENCIES

The Company conducts a significant portion of its operations from three office/warehouse/distribution/ laboratory facilities under operating leases. In addition, the Company leases certain office equipment under operating leases and certain manufacturing and transportation equipment under capital leases. Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2004 were as follows, in thousands:

| | Capital Leases | Operating Leases |
|---|---|---|
| 2005 | $140 | $ 986 |
| 2006 | 74 | 885 |
| 2007 | 25 | 804 |
| 2008 | 21 | 672 |
| 2009 | 16 | 601 |
| Thereafter | 3 | 904 |
| Total minimum lease payments | 279 | $4,852 |
| Amounts representing interest | (29) | |
| Present value of capital lease obligations | 250 | |
| Less current portion of capital lease obligations | (127) | |
| Obligations under capital lease agreements, excluding the current portion | $123 | |

Total rental expense under operating leases was $881,000, $774,000, and $667,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

From time to time in the normal course of business, the Company is a party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company has outstanding a letter of credit in the amount of $450,000 which is used as security on the lease for the Company's laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on a capital lease for equipment.

NOTE TEN. INCOME TAXES

The United States tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 were as follows, in thousands:

| | 2004 | 2003 |
|---|---|---|
| Net operating loss carryforward | $ 9,274 | $ 14,849 |
| Research and development and other credits | 343 | 385 |
| Property, plant and equipment | 210 | 302 |
| Inventory | 341 | 324 |
| Foreign tax credits | 125 | 0 |
| Other, net | 55 | 103 |
| Bad debt reserve | 198 | 218 |
| Deferred income | 827 | 639 |
| ACI stock valuation | 204 | 204 |
| Accrued liability | 16 | 36 |
| Less – valuation allowance | (11,593) | (17,060) |
| | $ 0 | $ 0 |

The Company has provided a valuation allowance against the entire U.S. net deferred tax asset at December 31, 2004 and 2003, due to the uncertainty as to the realization of the asset.

The Company incurred $125,000 of foreign income tax expense related to the Company's operations in Costa Rica in 2004. This was the first year that these activities were subject to income taxes.

The provision (benefit) for income taxes varies from the federal statutory rate as follows (in thousands):

| | 2004 |
|---|---|
| Taxes at federal statutory rate | $ 55 |
| Permanent differences | 13 |
| Unbenefitted foreign income taxes | 125 |
| Expired and unbenefitted net operating loss carryforwards | (5,575) |
| Expired research and development credits | (42) |
| Other | 82 |
| Change in valuation allowance | 5,467 |
| Total tax provision | $ 125 |

The benefit for income taxes for the years ended December 31, 2003 and 2002 was offset by an increase in the valuation allowance.

At December 31, 2004, the Company had net operating loss carryforwards of approximately $27.3 million for federal income tax purposes, which began to expire in 2004, and research and development tax credit carryforwards of approximately $343,000, which begin to expire in 2005, all of which are available to offset federal income taxes due in future periods. All net operating loss carryforwards will expire between the year 2009 and the year 2023. The Company has approximately $20,000 in alternative minimum tax credits which do not expire. During 2004, the Company had $5.6 million of net operating loss carryforwards that expired. Also, in 2004, the Company had $11.4 million of net operating loss carryforwards that were utilized to offset foreign dividends with no offsetting foreign tax benefit.

NOTE ELEVEN. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to two customers. Sales to Natural Alternatives International, Inc., ("Natural Alternatives"), a customer in the Consumer Services Division, accounted for 45%, 36%, and 35% of the Company's net sales in 2004, 2003 and 2002, respectively. Accounts receivable from Natural Alternatives represented 64% and 47% of gross accounts receivable at December 31, 2004 and 2003, respectively. Sales to Medline Industries, Inc., ("Medline") a customer in the Medical Services Division, accounted for 23%, 26% and 34% of the Company's sales during 2004, 2003 and 2002, respectively. Accounts receivable from Medline represented 20% and 29% of the Company's gross accounts receivable at December 31, 2004 and 2003, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.

Accounts are considered past due after contractual terms (net 30 days) and are written-off after extensive collection efforts and nine months time. The following table summarizes the allowance for doubtful accounts activity for the period ended December 31, 2004 and 2003, in thousands.

| | Balance at Beginning of Period | Charges to Expenses | Deductions | Balance at End of Period |
|---|---|---|---|---|
| A/R Reserve – 2004 | $181 | $ 48 | $67 | $162 |
| A/R Reserve – 2003 | $110 | $150 | $79 | $181 |

NOTE TWELVE. NET INCOME (LOSS) PER SHARE

The Company calculates basic earnings per share by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share reflects the impact of outstanding stock options during the periods presented using the treasury stock method. The following table provides a reconciliation of the denominators utilized in the calculation of basic and diluted earnings per share with the amounts rounded to the nearest thousands, except per share amounts:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income (loss) | $ 36 | $ (1,506) | $(3,378) |
| Basic earnings (loss) per share: | | | |
| Weighted average number of common shares outstanding | 10,590 | 10,120 | 9,889 |
| Basic per share amount | $ 0.00 | $ (0.15) | $ (0.34) |
| Diluted earnings (loss) per share: | | | |
| Weighted average number of common shares outstanding | 10,590 | 10,120 | 9,889 |
| Dilutive effect of stock options | 581 | 0 | 0 |
| Diluted weighted average number of common shares outstanding | 11,171 | 10,120 | 9,889 |
| Diluted per share amount | $ 0.00 | $ (0.15) | $ (0.34) |

At December 31, 2004, 691,787 common stock options were excluded from the diluted earnings per share calculation using a weight-average close price of $4.34 per share, as their effect was antidilutive.

At December 31, 2003, all of the Company's 1,625,185 common stock options and 50,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company's net loss for the year.

At December 31, 2002, all of the Company's 1,510,751 common stock options and 50,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company's net loss for the year.

NOTE THIRTEEN. REPORTABLE SEGMENTS

Based on the economic characteristics of the Company's business activities, the nature of its products, customers and markets it serves, and the performance evaluation by management and the Company's Board of Directors, the Company has identified three reportable segments: Medical Services Division Consumer Services Division and DelSite.

The Medical Services Division sells a comprehensive line of wound and skin care medical products and provides manufacturing services to customers in medical products markets. These products are primarily sold through a domestic, sole source distributor, where the products are ultimately marketed to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. International sales of these products account for less than 10% of the Division's consolidated net sales for the years ended December 31, 2004, 2003, and 2002.

The Consumer Services Division sells and licenses consumer products and bulk raw materials that utilize the Company's patented complex carbohydrate technology into the consumer health and beauty care products markets. The Division also sells finished products, provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. These products are primarily sold domestically, with international sales accounting for less than 10% of the Division's consolidated net sales for the years ended December 31, 2004, 2003, and 2002.

DelSite is a research and development subsidiary responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. Revenues for DelSite currently consist of research grant awards.

Prior to January 1, 2004, the Company reported its results in two segments: Medical Services Division and Caraloe, Inc. The Caraloe activities have been renamed the Consumer Services Division. In addition, due to the growing significance of DelSite's operations, in 2004 the Company began reporting DelSite as a separate segment. DelSite was previously reported as part of the corporate operations category.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes.

Net revenues represent revenues from external customers. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. Total cash for the Company is included in the Corporate Assets figure.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

The segment data for the years ended December 31, 2004, 2003 and 2002 were as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net revenues: | | | |
| Medical Services Division | $10,391 | $10,782 | $ 9,470 |
| Consumer Services Division | 19,663 | 18,321 | 8,571 |
| DelSite | 767 | 0 | 0 |
| | $30,821 | $29,103 | $18,041 |
| Income (loss) before income taxes: | | | |
| Medical Services Division | $ (1,861) | $ (1,335) | $ (1,405) |
| Consumer Services Division | 5,081 | 2,590 | (104) |
| DelSite | (3,059) | (2,761) | (1,869) |
| | $ 161 | $ (1,506) | $ (3,378) |
| Identifiable assets: | | | |
| Medical Services Division | $ 6,094 | $ 7,248 | $ 8,910 |
| Consumer Services Division | 12,129 | 12,813 | 8,530 |
| DelSite | 1,978 | 324 | 161 |
| Corporate | 2,816 | 2,399 | 4,558 |
| | $23,017 | $22,784 | $22,159 |
| Capital expenditures: | | | |
| Medical Services Division | $ 0 | $ 291 | $ 348 |
| Consumer Services Division | 278 | 920 | 0 |
| DelSite | 1,894 | 182 | 30 |
| Corporate | 0 | 0 | 0 |
| | $ 2,172 | $ 1,393 | $ 378 |
| Depreciation and amortization: | | | |
| Medical Services Division | $ 244 | $ 357 | $ 259 |
| Consumer Services Division | 711 | 888 | 810 |
| DelSite | 286 | 64 | 18 |
| | $ 1,241 | $ 1,309 | $ 1,087 |

## NOTE FOURTEEN. RELATED PARTY TRANSACTIONS

At December 31, 2004, the Company had a 23% interest in a company which was formed in 1998 to acquire and develop a 5,000-acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves, the Company's primary raw material. The Company's initial investment was written off in 1998 and no additional investments have been made or are expected to be made. The Company has no influence on the business or operating decisions of this company. Additionally, $92,250 and $149,500 was collected in 2004 and 2003, respectively, from this company against the fully reserved note receivable balances. The Company is accounting for its investment on the cost basis. The Company purchases *Aloe vera* L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $1,447,000, $1,229,000 and $468,000 in 2004, 2003 and 2002, respectively.

## NOTE FIFTEEN. DEFERRED REVENUE

Pursuant to the Distributor and License Agreement with Medline, the Company is to receive $12.5 million in base royalties over a five-year period ending November 30, 2005. In April 2004, the Company entered into an Amendment (the "Amendment") to the Distributor and License Agreement and the Supply Agreement. Among other things, the Amendment extended the term of the Distributor and License Agreement and the term of the Supply Agreement through November 30, 2008, and, subject to certain refund rights more specifically described in the Amendment, provided that the Company would receive an additional $1.25 million of royalties, to be paid upon the signing of the Amendment, in consideration of the extended term of the Distributor and License Agreement. The Company received the funds on April 21, 2004. The Company continues to recognize royalty income under this agreement, as amended, on a straight-line basis. At December 31, 2004, the Company had received $2.4 million more in royalties than it had recognized in income, which is recorded as deferred revenue on the balance sheet. Royalties to be received subsequent to December 31, 2004 total $1.1 million.

## NOTE SIXTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

The unaudited selected quarterly financial data below reflect the fiscal years ended December 31, 2004 and 2003, respectively.

(Amounts in thousands, except shares and per share amounts)

| 2004 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Net revenue | $7,340 | $7,991 | $7,729 | $7,761 |
| Cost of product sales | 4,573 | 4,813 | 4,391 | 4,473 |
| Net income (loss) | (245) | (36) | 104 | 213 |
| Basic and diluted income (loss) per share | $ (0.03) | $ (0.00) | $ 0.01 | $ 0.02 |

| 2003 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Net revenue | $6,904 | $7,962 | $7,532 | $6,705 |
| Cost of product sales | 4,337 | 4,883 | 5,035 | 4,551 |
| Net income (loss) | (298) | 339 | (466) | (1,081) |
| Basic and diluted income (loss) per share | $ (0.03) | $ 0.03 | $ (0.05) | $ (0.10) |

## NOTE SEVENTEEN. SUPPLY CONCENTRATION

Commodities or components used in the Company's production processes which can only be obtained from a single supplier could potentially expose the Company to risk of production interruption should the supplier be unable to deliver the necessary materials in a timely manner. The Company utilizes alcohol as a key part of its production process in Costa Rica. The Company engages the services of an alcohol refinery company, located adjacent to its facility, to repurify the alcohol used in its production utilizing a distillation process. The purified alcohol is then returned to the Company's inventory for further use. The Company is unaware of any other providers of this service in Costa Rica. Senior managers from the Company's Costa Rica operations meet regularly with owners and managers of the refinery company to discuss operational issues.

## NOTE EIGHTEEN. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan to provide eligible employees with a retirement savings plan. All employees are eligible to participate in the plan if they are age 21 years or older. Company matching contributions are made dollar for dollar up to 3% of pay and 50% for contributions greater than 3% of pay but not in excess of 5% of pay. The Company may make discretionary contributions upon direction of the Board of Directors. The Company's contribution expense for the years ended December 31, 2004, 2003 and 2002 was approximately $129,000, $134,000 and $144,000, respectively.

NOTE NINETEEN. SUBSEQUENT EVENTS

On January 21, 2005, the Company's wholly-owned subsidiary in Costa Rica entered into a Manufacturing Agreement with Miradent Products of Costa Rica ("Miradent"). Under the terms of the agreement, the Company will manufacture proprietary dental products for Miradent for a period of five years.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

| Description | Balance at Beginning of Period | Additions: Charged to Cost and Expenses | Additions: Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| 2004 | | | | | |
| Bad debt reserve | $181 | $ 48 | $ – | $ 67 | $162 |
| Inventory reserve | 735 | 205 | – | 121 | 819 |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 227 | – | – | 92 | 135 |
| Reserve or returns | 35 | – | – | – | 35 |
| 2003 | | | | | |
| Bad debt reserve | $110 | $150 | $ – | $ 79 | $181 |
| Inventory reserve | 632 | 200 | – | 97 | 735 |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 377 | – | – | 150 | 227 |
| Reserve or returns | 136 | – | – | 101 | 35 |
| 2002 | | | | | |
| Bad debt reserve | $100 | $ 38 | $ – | $ 28 | $110 |
| Inventory reserve | 516 | 135 | – | 19 | 632 |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 396 | – | – | 19 | 377 |
| Reserve or returns | 136 | – | – | – | 136 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The related financial statement Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP

Dallas, Texas
March 3, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated statement of operations of Carrington Laboratories, Inc. and subsidiaries and the related consolidated statements of shareholders' equity and cash flows for the year ended December 31, 2002. Our audit also includes the financial statement schedule listed in the Index at Item 15(a) for the same period. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Carrington Laboratories, Inc. and subsidiaries for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Ernst & Young LLP

Dallas, Texas
February 28, 2003

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: March 24, 2005

By: /s/ Carlton E. Turner
Carlton E. Turner, Ph.D., D.Sc., President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ Carlton E. Turner<br>Carlton E. Turner, Ph.D., D.Sc. | President, Chief Executive Officer and Director<br>(principal executive officer) | March 24, 2005 |
| /s/ Robert W. Schnitzius<br>Robert W. Schnitzius | Vice President and Chief Financial Officer<br>(principal financial and accounting officer) | March 24, 2005 |
| /s/ Ronald R. Blanck<br>Ronald R. Blanck, D.O. | Director | March 24, 2005 |
| /s/ R. Dale Bowerman<br>R. Dale Bowerman | Director | March 24, 2005 |
| /s/ George DeMott<br>George DeMott | Director | March 24, 2005 |
| /s/ Thomas J. Marquez<br>Thomas J. Marquez | Director | March 24, 2005 |
| /s/ Edwin Meese, III<br>Edwin Meese, III | Director | March 24, 2005 |
| /s/ Selvi Vescovi<br>Selvi Vescovi | Director | March 24, 2005 |

[THIS PAGE IS INTENTIONALLY BLANK]

# CORPORATE INFORMATION

*Directors*
George DeMott
*Chairman of the Board*
Selvi Vescovi
*Chairman of the Executive Committee*
R. Dale Bowerman
*Chairman of the Audit Committee*
Ronald R. Blanck, D.O.
Edwin Meese, III
Thomas J. Marquez
Carlton E. Turner, Ph.D., D.Sc.

*Officers*
Carlton E. Turner, Ph.D., D.Sc.
*President and Chief Executive Officer*
Kenneth M. Yates, D.V.M.
*President, DelSite Biotechnologies, Inc.*
Robert W. Schnitzius
*Chief Financial Officer, Vice President, Treasurer and Secretary*
Jose Zúñiga
*Vice President, Operations*

*Executive Offices*
2001 Walnut Hill Lane
Irving, Texas 75038
Telephone: (972) 518-1300

*Mailing Address*
P.O. Box 168128
Irving, Texas 75016-8128

*Transfer Agent and Registrar*
American Stock Transfer & Trust Company
New York, New York

*Auditors*
Grant Thornton LLP
Dallas, Texas

*Legal Counsel*
Thompson & Knight, P.C.
Dallas, Texas

*Annual Meeting*
The Annual Meeting of Shareholders will be held on Thursday, May 19, 2005, at 8:30 a.m. Central Time at the Las Colinas Country Club, 4900 North O'Connor Road, Irving, Texas 75062. Telephone: (972) 541-1142

*Form 10-K*
**A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request directed to Maria Mitchell, Carrington Laboratories, Inc., P.O. Box 168128, Irving, Texas 75016-8128.**

*Stock Data*
At March 21, 2005, there were 870 holders of record (including brokerage firms and other nominees) of common stock.

The Company has not paid any cash dividends on the common stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

The common stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth high and low closing prices for each of the periods indicated.

| | High | Low |
|---|---|---|
| Fiscal 2004 | | |
| First Quarter | $5.48 | $3.72 |
| Second Quarter | $5.41 | $3.52 |
| Third Quarter | $4.55 | $3.02 |
| Fourth Quarter | $6.90 | $3.73 |
| Fiscal 2003 | | |
| First Quarter | $1.08 | $0.91 |
| Second Quarter | $2.80 | $0.95 |
| Third Quarter | $6.20 | $2.18 |
| Fourth Quarter | $4.68 | $3.35 |

CARRINGTON



2001 WALNUT HILL LANE
IRVING, TEXAS 75038
972.518.1300

www.carringtonlabs.com
www.aloevera.com
www.manapol.com
www.woundcare.com
www.delsite.com

Carrington helps preserve the natural resources and rain forest in Costa Rica.